                                               Universal Instruments Corporation
                                                                     Imaje, S.A.
                                              Everett Charles Technologies, Inc.
                                                   Quadrant Technologies/Vectron
                                                             K&L Microwave, Inc.
                                                DEK Printing Machines Ltd (U.K.)
                                                                       TNI, Inc.
                                                                   Novacap, Inc.
                                        Soltec International, B.V. (Netherlands)

                                                                     Rotary Lift
                                                      Heil Trailer International
                                                           Tipper Tie/Technopack
                                                                        H.E.I.L.
                                                              Marathon Equipment
                                                                        DovaTech
                                                        Chief Automotive Systems
                                                       [GRAPHIC OF FIVE SQUARES]
                                                                Texas Hydraulics
                                                                       Davenport
                                                                         Randell
                                                                           Groen


                                      1997


DOVER CORPORATION
                                  ANNUAL REPORT

                                   [DOVER LOGO]

                                                                          Belvac
                                                                         Tranter
                                                    Sargent Controls & Aerospace
                                                                  A-C Compressor
                                                               Waukesha Bearings
                                                                    Hill Phoenix
                                                                       Mark Andy
                                                                 Pathway Bellows
                                                                       SWF, Inc.

                                                         De-Sta-Co Manufacturing
                                                            De-Sta-Co Industries
                                                          OPW Fueling Components
                                                                        Blackmer
                                                           Midland Manufacturing
                                                                     C. Lee Cook
                                                       Alberta Oil Tool (Canada)
                                                                          Norris
                                                                Ronningen-Petter
                                                          OPW Engineered Systems
                                                                       Wittemann
                                                                         Civacon
                                                              Norriseal Controls
                                                                     Tulsa Winch
                                                          Duncan Parking Systems
                                                           Hydro Systems Company
                                                                      Quartzdyne

                                                    Dover Elevator International

Dover's business goal is to be the leader in all the markets we serve. We earn that status by applying a simple philosophy to the management of our businesses. This requires us to:


-    PERCEIVE OUR CUSTOMERS' REAL NEEDS FOR PRODUCTS AND SUPPORT.

-    PROVIDE BETTER PRODUCTS AND SERVICES THAN THE COMPETITION.

-    INVEST TO MAINTAIN OUR COMPETITIVE EDGE.

-    ASK OUR CUSTOMERS TO PAY A FAIR PRICE FOR THE EXTRA VALUE WE ADD.

Service to our customers, product quality, innovation and a long-term orientation are implicit in this credo. Pursuit of this market leadership philosophy by all our businesses, plus value oriented acquisitions of companies that share this philosophy, plus a decentralized management style that gives the greatest scope to the talented people who manage these companies have combined to produce results featuring:


-    LONG-TERM EARNINGS GROWTH.


-    HIGH CASH FLOW.


-    SUPERIOR RETURNS ON STOCKHOLDERS' EQUITY.


TABLE OF CONTENTS

COMPARATIVE HIGHLIGHTS ..................        1

TO OUR STOCKHOLDERS .....................        2

DOVER TECHNOLOGIES ......................        8

DOVER INDUSTRIES ........................       11

DOVER DIVERSIFIED .......................       14

DOVER RESOURCES .........................       17

DOVER ELEVATOR INTERNATIONAL ............       20

FINANCIAL STATEMENTS ....................       22

MANAGEMENT'S DISCUSSION
  AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS .............       33

QUARTERLY DATA ..........................       35

COMMON STOCK CASH DIVIDENDS
  AND MARKET PRICES .....................       35

DIRECTORS, OFFICERS
  AND STOCKHOLDER INFORMATION ...........       35

11-YEAR CONSOLIDATED SUMMARY ............       36

Dover Corporation and Subsidiaries
1997 COMPARATIVE HIGHLIGHTS
(Dollars in thousands except per share figures)


                                                                                          Increase 1997
                                         1997              1996              1995          versus 1996
                                      ----------        ----------        ----------      -------------
Net sales                             $4,547,656        $4,076,284        $3,745,877           12%
Earnings before taxes                 $  616,836        $  588,725        $  417,111            5%
Net earnings                          $  405,431        $  390,223        $  278,311            4%
Per common share:
   Net earnings (3):
      Basic                           $     1.82        $     1.72        $     1.23            6%
      Diluted                         $     1.79        $     1.69        $     1.22            6%
   Dividends                          $      .36        $      .32        $      .28           13%
   Book value                         $     7.65        $     6.62        $     5.40
Capital expenditures                  $  145,620        $  125,111        $  102,668
Acquisitions (1)                      $  261,460        $  281,711        $  323,292
Purchase of treasury stock            $   86,267        $   62,815        $    7,601
Cash flow (2)                         $  576,094        $  515,307        $  386,147
Return on average equity                    25.4%             28.7%             25.0%
Approximate number of stockholders        16,000            16,000            16,000
Number of employees                       28,758            26,234            25,332
--------------------------------------------------------------------------------------------------------


(1) See Notes to Consolidated Financial Statements, note 2.

(2) Represents net earnings plus depreciation and amortization.

(3) 1997 includes 11 cents per share and 1996 includes 22 cents per share from sale of businesses. Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock splits in 1997 and 1995.


                EARNINGS PER SHARE GROWTH (average annual rate)

              For 10-Year Periods Ending 12/31 of each year shown


           10 YEARS ENDING 12/31              DOVER         S&P 500
           ---------------------              -----         -------

                    1988                        13             7
                    1989                        10             4.0
                    1990                        11             3.5
                    1991                         5             0
                    1992                         6             4
                    1993                        10             4.5
                    1994                        10             6.5
                    1995                        13             9.5
                    1996                        17            11.5
                    1997                        16.7           9.5



                TOTAL RETURN TO INVESTORS (average annual rate)

              For 10-Year Periods Ending 12/31 of each year shown

           10 YEARS ENDING 12/31              DOVER         S&P 500
           ---------------------              -----         -------

                    1988                        22            16
                    1989                        19            17
                    1990                        13            14
                    1991                        13            18
                    1992                        15            16
                    1993                        18            15
                    1994                        15            14
                    1995                        16            15
                    1996                        18            15
                    1997                        18            18

TO OUR STOCKHOLDERS



Dover's diluted earnings per share of $1.68, adjusted for 1997's two-for-one stock split, represents an increase of 14% from the $1.47 earned in 1996. Both figures exclude gains from the sale of companies, which netted $.11 in 1997 and $.22 in 1996.

The earnings gain for 1997 was somewhat better than we had expected at the start of the year, primarily because of the surprisingly strong upswing in demand for electronic circuit board assembly equipment. The 14% gain equaled Dover's 40-year average gain of 14% and was only slightly below our average gain of 16% thus far in the `90s.

On the previous page are the graphs in which we show Dover's earnings per share growth and total return to shareholders as compared to the S&P 500. We are proud of this record, but view it as a validation of a business process rather than as the achievement of a specific goal. Success in serving customers better than the competition, constant improvement of our own business processes, aggressive investment in our businesses, and thoughtful reinvestment of excess cash flow SHOULD create above-average earnings growth.

Dover's basic strategy for wealth creation, summarized on the inside cover of this report, has been consistently applied for four decades by four chief executive officers. This "strategic vision" is so simple that investors often ask, "Can success continue?" With 40 years of evidence, the more relevant question might be, "Why not?"

While Dover's strategy is simple, its execution is not. With over 150 manufacturing locations and an even larger number of product/market niches, we are not running a single large race against competition but hundreds of smaller races simultaneously, each of which has unique aspects. Success requires that decisions be made quickly and very close to the action. Decentralization and empowerment are essential. So are corporate managers who select and evaluate rather than direct. And, most of all, so are presidents, management teams


BASIC EARNINGS PER SHARE

        1992                       $0.56
        1993                       $0.69
        1994                       $0.88
        1995                       $1.23
        1996*                      $1.5
        1997*                      $1.71

*excludes sale of business



EARNINGS BEFORE INTEREST, TAXES AND WRITE-OFFS PER BASIC SHARE (1)

        1992                        $1.02
        1993                        $1.27
        1994                        $1.63
        1995                        $2.17
        1996*                       $2.61
        1997*                       $3.18

*excludes sale of business

(1) Write-offs are costs relating to premium over book paid for acquisitions.


PROFITABILITY MEASURES (in percent)

                            After-Tax Operating                Return on
                            Return On Investment           Stockholder's Equity
                         (Acquision adjustments have
                          been excluded, see page 31,
                         footnote 14 for explanation.)
        1992                        27                         16
        1993                        29                         19
        1994                        31                         22
        1995                        33                         25
        1996*                       36                         25
        1997*                       38                         24

*excludes sale of business

                           [PHOTO OF THOMAS L. REECE]

THOMAS L. REECE, PRESIDENT AND CEO, VISITING A HEIL TRAILER PLANT IN ATHENS, TENN. HEIL IS THE WORLD'S LARGEST MANUFACTURER OF ALUMINUM TANK TRAILERS AND ONE OF 36 DOVER COMPANIES THAT ARE #1 IN THEIR PRIMARY MARKET.



and employee groups -- we call them companies -- that like to win and can figure out for themselves how to do it.

The pictures and company logos on pages 4-6 recognize 12 Dover companies that have been exceptional winners over the past five years. Through internal and external initiatives, each has more than doubled its profits over this period, while achieving margins at least in the high `teens and after-tax returns on operating capital of at least 25%. They range in size from $60 million in annual sales to almost $600 million. Together they earned in 1997 about triple what they earned in 1992. Our strategic vision does not tell us which companies will be on such a list five years from now, but every Dover president is encouraged and empowered to make his company one of them.

HIGHLIGHTS OF 1997

ALL MARKET SEGMENTS STRONG... All five of our reporting segments achieved higher earnings, with four setting records.

STRONG PERFORMANCE IN CIRCUIT BOARD PRODUCTION EQUIPMENT... The four Dover Technologies companies serving this market experienced strong demand growth and successfully ramped up production, maintaining or increasing market share. Our statement in last year's annual report ("The market for assembly equipment appears to have bottomed, and any upturn would enhance 1997 earnings growth.") proved to be quite conservative.

STRONGER ELEVATOR RESULTS... Dover Elevator's ability to achieve earnings growth without last year's income contribution from Europe reflects further benefits from the 1995 restructuring and a strong U.S. market.

A-C COMPRESSOR GROWS... Profits in A-C's core business continued to expand as a result of the company's focus on its niche markets and business processes. A-C persuaded two significant aftermarket companies (Preco and Conmec) to join the Dover family, more than doubling A-C's presence in the compressor and turbine aftermarket.

HILL PHOENIX PERFORMANCE IMPROVES... Hill took a significant step forward in the refrigerated display case business, growing both sales and margins to almost triple earnings compared to prior year.

BELVAC RETRENCHES SUCCESSFULLY... The long anticipated "necking equipment" downturn that finally took place in 1996-7 necessitated substantial downsizing, as Belvac regretfully eliminated about one-third of its peak employment. Despite a 38% reduction in shipments and even larger fall in profits, Belvac remained a very profitable company and the overwhelmingly preferred supplier for its types of equipment.

GAIN AT FOOD SERVICE COMPANIES... Both Randell and Groen, which make food refrigeration and preparation equipment, showed strong earnings gains as a result of new initiatives undertaken in 1997. Combined profits more than doubled to their best levels in many years.

[PHOTO OF GERHARD D. MEESE]
GERHARD D. MEESE
President, Universal Instruments Corp.

[PHOTO OF A. PATRICK CUNNINGHAM]
A. PATRICK CUNNINGHAM
President, DovaTech



ACQUISITIONS IN 1997

During 1997 we remained very active in the acquisition marketplace, investing $261 million in 17 separate transactions. We were disappointed not to find a "large" opportunity, such as Everett Charles in 1996, Imaje in 1995 or Heil in 1993. Our ability to maintain a high level of good acquisition investments reflects the continuing progress of our "add-on" acquisition program. Of the 17 transactions, 15 were add-ons, orchestrated by company presidents. I am pleased that so many Dover presidents are learning to use this tool as part of their response to the challenge implied by Dover's "tilt toward growth."

In the past four years, we have made 39 add-on acquisitions, representing an expenditure of $476 million. Profits resulting from these acquisitions are expected to exceed $100 million in 1998, although this is a difficult number to measure since integration and synergies are often involved. With so many transactions, we are bound to have some mistakes; hence the write-off this year of the intangibles relating to the early 1996 acquisition of BSL. Overall, however, the returns to our stockholders look to be quite favorable, and I am inclined to encourage prudent risk-taking as part of our growth tilt.

Stand-alone acquisitions in 1997 -- those companies which report directly to one of our independent subsidiary CEOs -- included Hydro Systems (Resources), a maker of cleaning chemical dispensing systems, and SWF (Diversified), the country's premier manufacturer of production equipment for making corrugated boxes.

Our largest 1997 investments were for add-on transactions made by Everett Charles (Technologies), whose several product-line acquisitions cost $37 million; by A-C Compressor (Diversified), whose two acquisitions cost $62 million, and by Soltec (Technologies), which spent $18 million to acquire Vitronics, a complementary manufacturer of soldering equipment used in circuit board assembly.

The companies acquired in 1997 had pro forma full-year sales volume of approximately $240 million, only $127 million of which is included in our 1997 financial results. They made no contribution to 1997 earnings per share because of acquisition premium write-offs and financing costs, but will add to 1998 results.

As usual, in 1997 we purchased good businesses, paying their owners a fair price that represented a significant premium over historical book value. These premiums are expensed in our income statement over a period of years. The EPS impact of these non-cash charges was $.18 in 1995, $.17 in 1996 and $.29 in 1997. In the unlikely event that we make no acquisitions in 1998, this non-cash charge will decline to $.19 per share. We will continue to report these numbers, so long as they remain large in relation to reported EPS, because of their relevance to valuation.


FINANCIAL POSITION

During the year we made long-term investments of $493 million in acquisitions, capital equipment and repurchase of our own shares. The annual dividend rate was increased as it has been every year since 1962, and our stock was split two-for-one, following similar two-for-one splits in 1995 and 1988.


[PHOTO OF ALBERT JOURNO]
ALBERT JOURNO
President, Imaje S.A.

[PHOTO OF TERENCE W. EDE]
TERENCE W. EDE
President, Quadrant Technologies

[PHOTO OF DAVID R. VAN LOAN]
DAVID R. VAN LOAN
President,
Everett Charles Technologies


[PHOTO OF JON H. SIMPSON]
JON H. SIMPSON
President, De-Sta-Co
Industries



Free cashflow (after capital expenditures and dividends) set another record in 1997, reaching $263 million, about 6% of sales, and our debt-to-total capital ratio, measured on a book value basis, dropped to 24%. At year end net debt represented less than one year's EBITA and only 6% of Dover's total market capitalization. Clearly, Dover has adequate financial resources for opportunities that may present themselves.

Equally clearly, we will not stretch to make investments that are priced at levels unattractive for long-term stockholders. I constantly hear from bankers who recommend acquisitions at very high prices, from investors who feel that some corporations are squandering their cash flow, and from those who forgive both in the context of the one-year impact on EPS. Thank you, but we will stick with our own vision.


SEGMENTS ACHIEVE STRONG OPERATIONAL PROFITS

Dover's segment results are reported on page 22 of the annual report in the standard format required by generally accepted accounting principles. The table that follows presents the same figures in a different way, as seen from the perspective of the presidents of our 46 individual companies. It is presented here, in shameless emulation of Warren Buffett at Berkshire Hathaway, to provide stockholders with a context for better understanding the significance of individual businesses to their segments and to Dover as a whole.


OPERATIONAL PROFITS (in Millions)

Technologies                              $243
Industries                                 145
Diversified                                123
Resources                                  130
Elevator                                   105
                                          ----
   Subtotal                               $746
Acquisition Premium Write-offs             (87)
Interest, net                              (36)
Subsidiary, Corporate and other            (38)
Gain on Dispositions                        32
                                          ----
Dover Pre-Tax Income                      $617
                                          ====

Our companies earned profits of $746 million in profits. Their presidents are not responsible for Dover's capital structure, which created $47 million in interest expense; for the general expenses of our subsidiary and corporate offices, which we prudently do not allocate to them; nor for the accounting policies that drive the write-off of acquisition premiums. (The return on Dover's investment in each acquisition is, however, a factor in determining the compensation of the managers responsible for making the acquisition.)

DOVER TECHNOLOGIES

Profits, as defined above, reached $243 million. About two-thirds of these profits came from the printed circuit board assembly equipment businesses, with Universal, Everett Charles and DEK achieving profit records. End markets were strong, particularly in the computer, telecommunications and contract assembly areas. In the specialized electronic component portion of Technologies, penetration of wireless and wired communication markets drove 1997 growth and continues as a key objective in 1998. A strong second half allowed



[PHOTO OF TIMOTHY J. SANDKER]
TIMOTHY J. SANDKER
President, Rotary Lift


[PHOTO OF KENNETH L. KALTZ]
KENNETH L. KALTZ
President, Tranter, inc.

[PHOTO OF ROBERT FOSTER]
ROBERT FOSTER
President, Heil Tank Trailer


[PHOTO OF VERNON PONTES]
VERNON PONTES
President, Texas Hydraulics



Imaje to achieve record results, with profits up 17% in French francs and a smaller amount in U.S. dollars.

Asian markets provided 18% of Technologies' sales in 1997. In view of the economic turmoil in some of these countries, sales to these areas are likely to decline in 1998. It is unlikely that DTI's companies will equal the $243 million they earned in 1997, but profits for the segment might be close to the $195 million reported in 1997 due to lower write-offs.


DOVER INDUSTRIES

Operational profits at Dover Industries set a record, as eight of 11 businesses improved earnings over prior year and five achieved record profits. The bulk of the earnings gains were provided by Texas Hydraulics, which completed its sixth consecutive year of strong growth, and by Groen, whose 1996 results were marred by write-offs. Nine of Industries' companies have earned large and leading market shares for their niche products, and two occupy strong number two positions.

The strength of the U.S. economy was a significant plus factor for all of these companies. The recovery of the tank trailer market and, to a lesser extent, the solid waste equipment market, were encouraging signs for the year ahead.


DOVER DIVERSIFIED

The operational profits of Diversified's eight companies equaled those of 1996 despite a drop of more than $20 million at Belvac. This drop, which was anticipated, stemmed from the end of the can-necking equipment boom that we have commented upon in the past. Despite the market contraction, Belvac remains the overwhelmingly preferred supplier of its types of equipment and achieved good margins in 1997.

Diversified's other companies all showed gains. Particularly gratifying, after several years of very hard work, was the near-tripling of profits at Hill Phoenix. A-C Compressor continued its profit improvement, while Tranter achieved another year of record profits. Diversified's presidents were successful in their add-on acquisition programs, with four businesses acquired, involving an investment of $85 million.

Diversified's outlook for 1998 is strong with gains expected to be larger than those realized last year.


DOVER RESOURCES

Resources' operational earnings of $130 million were 12% above the prior year, about half from the acquisition of Tulsa Winch and Hydro Systems. Both of these companies had strong years, achieving profits above those expected when the acquisitions were made. OPW Fueling Components remained Resources' largest profit contributor while setting a new profit record. Our three companies supplying oilfield production equipment improved profits to their best level in more than 10 years. De-Sta-Co Industries and Duncan Systems also achieved profit records with strong gains over the prior year.

All Resources companies anticipate good results in 1998, with most forecasting profit gains. Obviously the strength of the U.S. economy will be an important factor.


[PHOTO OF JAMES KOSH]
JAMES KOSH
President, Alberta Oil Tool


[PHOTO OF CHARLES J. SCHAUB]
CHARLES J. SCHAUB
President, K & L Microwave, Inc.

[PHOTO OF JOHN MCNIFF]
JOHN MCNIFF
Vice President, Finance


[PHOTO OF FRED SUESSER]
FRED SUESSER
Controller



DOVER ELEVATOR

Dover Elevator increased its operational profits to a record $105 million, despite the June sale of its European operations, which provided a further gain of $32 million. Sales advanced only 2%, but bookings and shipments of hydraulic elevators again set records by substantial margins, although pricing showed only a slight improvement. As our elevator business is now structured, new elevator activities provide about 60% of sales with the balance from service and repairs. Profitability of new elevator operations improved further in 1997. The U.S. real estate market appears to be continuing its recovery and we anticipate another record-setting year for Elevator in 1998.


MANAGEMENT CHANGES

Three new company presidents, each with at least 10 years' service in Dover management, were appointed in 1997. Tom Phillips, a longtime Dover employee and marketing vice president of Rotary Lift, was named president of Groen. Phil Tribel became president of Tipper Tie in anticipation of the retirement of Chuck Heard. Jack Ditterline was named president of Tranter to follow Ken Kaltz, who is also retiring. In early 1998 Dave Ropp joined OPW Fueling Components as president, since Bob Conner is retiring after his 20 years with OPW. Graeme McMahon, formerly finance director at Hammond & Champness, U.K., became vice president-finance of Dover Diversified.


OUTLOOK

We had a better year in 1997 than I thought prudent to forecast at the start of the year. This resulted primarily from the strength of the printed circuit board assembly market, whose short-term moves have always been difficult to predict. Over the long haul, this product market has grown at approximately 15% per year, a rate which we believe is sustainable into the future -- but not in 1998 because of the problems in Asia.

However, assuming that North America and Europe continue to enjoy economic growth, we believe that Dover's 1998 operational income will improve from the $746 million shown in the previous table. We also ended the year with fewer shares and lower interest rates than at the start of 1997 and are forecasting substantial free cash flow in 1998. Additionally, acquisition premium write-offs were particularly heavy in 1997 and, as previously indicated, should be less of a burden in 1998. While we hope that our earnings per share percentage increase will again reach double digits, this result is certainly not assured.

Once again I attended all of our year-end review and planning meetings, which is one of the most exciting business processes that takes place in Dover. The tone of these meetings was excellent. Although I have promised both my wife and my associates that I will not attend every review meeting in 1998, I am already looking forward to taking advantage of as many opportunities as possible to hear firsthand of the accomplishments that I know our companies will achieve.


/s/ Thomas L. Reece
Thomas L. Reece
President and Chief Executive Officer
February 23, 1998


[PHOTO OF ROBERT TYRE]
ROBERT TYRE
Vice President,
Corporate Development


[PHOTO OF ROBERT KUHBACH]
ROBERT KUHBACH
Vice President,
General Counsel & Secretary

DOVER TECHNOLOGIES


Dover Technologies again achieved record sales and earnings, with segment profits of $195 million, more than six times the level of five years ago.


A portion of this extraordinary growth reflects acquisition activity, with $562 million invested over these five years in the acquisition of 16 companies. However, internal growth, both by the companies owned at the start of 1992 and by acquired companies after their acquisition, has been a more important factor.

The Technologies segment is discussed below as three end-market subsegments. These are subject to different secular and cyclical forces, but all hold the promise, and risks, characteristic of markets that require a high degree of sophisticated and evolving technology.

SALES AND OPERATIONAL PROFITS (in millions)

                                       Operational  Margin
                               Sales     Profits      %
                              ------   -----------  ------
Circuit board
   assembly/test              $  852       $147       17%
Components                       272         39       14%
Marking                          177         57       32%
                              ------       ----      ---
Subtotal                      $1,301       $243       19%
                              ------                 ---
Acquisition write-offs,
   exchange gain and
   subsidiary expense                        48
                              ------       ----      ---
Total segment profit                       $195
                              ======       ====      ===

The market for circuit board assembly and test equipment strengthened in 1997 after a 1996 downturn. Sales in this area grew over 40%, with operational profits up over 85%. The major portion of these gains came from internal growth at Universal and from Everett Charles, which was part of DTI for all of 1997 and only one month in 1996. Universal maintained its market-leading position for fine-pitch flexible placement equipment. Its platform concept -- a common board positioning and control system made package-specific through head-tooling -- has set the standard for this segment of the market. Sales of platform machines were at record levels, with the one thousandth machine shipped in the third quarter. Universal expanded its product offerings with higher speed and more accurate versions of the platform. Combinations of flexible platform machines can now replace high-speed turret machines in some applications. Shipments of older technology thru-hole machines continued at 1996 levels, well below their 1995 record, but the strength in surface mount, both in volume and margin improvement, drove Universal to near-record sales and profits.

Everett Charles performed well above pre-acquisition expectations in its core business and launched an aggressive program of product and geographic expansion, purchasing four businesses for a total of $37 million. This solidified Everett Charles' position as the leading manufacturer of testing equipment for bare circuit boards and of test fixtures used in the testing of populated boards. ECT is also the world's largest producer of spring probes, as shown in the picture opposite, which are used in both market applications.

DEK improved its screen printing machines' capabilities for accurate, high-speed application of solder paste. DEK achieved record sales and earnings although margins were below the average for the segment. Soltec took an important strategic step by acquiring Vitronics, a leading manufacturer of reflow soldering ovens. This is the preferred technology for surface mount assembly, and the Vitronics and Soltec product lines and distribution systems fit together nicely. The consolidation of these companies is well under way and should create a strong challenger for the number one position in the worldwide soldering equipment market.

                                   [GRAPHIC]

A TEST FIXTURE DESIGNED AND MANUFACTURED BY EVERETT CHARLES. THE PROBES HAVE INTERNAL SPRINGS THAT WILL ALIGN THEM WITH TEST POINTS ON A POPULATED BOARD, ALLOWING A FUNCTIONAL CHECK BY COMPUTERIZED TESTER.


[PHOTO OF JOHN E. POMEROY]
JOHN E. POMEROY
President &
Chief Executive Officer
Dover Technologies


GROWTH IN ELECTRONIC COMPONENTS

Profits of the four companies involved in this end-market area improved 26%, with records set by Novacap, K&L Microwave and Quadrant Technologies. Quadrant, in combining Vectron Labs, Oscillatek, ATT Frequency Products, and three companies acquired in Germany under the single banner of Vectron International, has emerged as the world's largest supplier of high-end, quartz-based frequency controls and timing products for telecommunications. The movement to higher frequencies and more compressed information content is a key growth factor for this market. K&L improved its sales to the cellular base station telephone market. Novacap's focus on high-end, specialty capacitors continued to be successful. TNI's profit declined as the company invested heavily in a high-risk, but potentially high-reward, start-up of a new product line.


SEGMENT EARNINGS ($ millions)

          1993                $ 42
          1994                $ 76
          1995                $134
          1996                $146
          1997                $195


AFTER-TAX OPERATING
RETURN ON INVESTMENT (%)*

          1993                 18%
          1994                 30%
          1995                 44%
          1996                 43%
          1997                 47%

*(Acquisition adjustments have been excluded, see page 31, footnote 14 for explanation.)

[GRAPHIC]

UNIVERSAL'S ODD-FORM PLACEMENT MACHINE ADDS THE IRREGULAR SIZED CONNECTORS TO THIS COMPUTER MOTHERBOARD. HISTORICALLY, THIS OPERATION HAS BEEN DONE BY HAND BUT IN RECENT YEARS THE AVERAGE NUMBER OF CONNECTORS PER BOARD HAS RISEN SIGNIFICANTLY, CREATING THE NEED FOR AUTOMATION.



1 Universal Instruments
  Corporation
   Gerhard D. Meese, President
   Products: Automated assembly equipment for printed circuit boards

2 Imaje, S.A.*
   Albert Journo, President
   Products: Continuous Inkjet printers,
   consumables

1 Everett Charles Technologies, Inc.*
   David R. Van Loan, President
   Products: Spring probes, test equipment, test fixtures

1 Quadrant Technologies
   Terence W. Ede, President
   Products: Vectron International, Inc. -
     SAW devices, oscillators, crystals
   Dielectric Laboratories, Inc. - Products:
     High frequency capacitors
   Communication Techniques, Inc. -
   Products:     Microwave synthesizers

1 K&L Microwave, Inc.
   Charles J. Schaub, President
   Products: Microwave/R.F. filters; Dow-Key coaxial switches

1 DEK Printing Machines Ltd (U.K.)*
   John B. Knowles, Managing Director
   Products: Screen printers for surface
   mount printed circuit boards

2 TNI, Inc.
   James M. Strathmeyer, President
   Products: Ferrite transformers,
   GFS transformers

Novacap, Inc.
   Dr. Andre P. Galliath, President
   Products: Multilayer ceramic capacitors

2 Soltec International, B.V. (Netherlands)
   Michiel J. van Schaik, Managing Director
   Products: Automated soldering equipment for printed circuit boards

   Numbers indicate position in primary market served, generally North America

   *Worldwide


INKJET MARKING

Imaje continued its string of sales and profit records with a small increase when expressed in U.S. dollars. Results measured in French francs were considerably stronger (up 17%) as, to some extent, the decline in the franc has made Imaje even more competitive in certain international markets. End-markets for Imaje's inkjet technology were healthy, with growing application in marking for quality control and to meet regulatory requirements for food, drug packaging and other consumer products. The installed base of Imaje inkjet printers continued to expand, and this, coupled with the development of new proprietary inks, resulted in increased after-market sales. The company improved its participation in the North American market, although its share there remains small compared to other areas of the world, and saw some recovery in its European sales, where it is the market leader. Asian shipments also grew in spite of increased competition, accounting for approximately 20% of Imaje's shipments.


OUTLOOK

The size of the earnings record achieved in 1997, and the present uncertainty about Asia, which provided 18% of Technologies' total 1997 volume, make forecasting 1998 an uncertain exercise. We believe at this point that operational profits will decline but that reduced acquisition-related write-offs may result in segment earnings close to the 1997 level.

DOVER INDUSTRIES

Dover Industries' profits advanced to a new record for this segment of $129 million, 11% above prior year, and more than triple the level five years ago. Operational earnings of Industries' 11 companies increased 12%, almost entirely from internal growth.



The operational margin increase to 17% reflected improvements at several companies, notably Groen and H.E.I.L. Environmental. With eight companies reporting profits over $10 million, and no single company providing more than 15% of total operational profits, Industries has the most even company earnings balance of Dover's five segments.


ROTARY EXCELS

Rotary Lift remained Industries' largest profit producer, followed closely by Tipper Tie and Heil Tank Trailer. Rotary Lift's gain was modest because of a flat domestic market, but cost improvements offset the more competitive pricing environment, resulting in gains in sales and market share. Investments in manufacturing and in business process improvement continued, as did Rotary's strong effort to achieve a meaningful, and profitable, position in the European market.


TIPPER TIE AND HEIL TANK TRAILER FLAT -- AT HIGH LEVEL

Tipper Tie had strong performances both domestically and in Europe at Technopack, a 1994 acquisition that continues to work well for both companies. This combination has facilitated better customer service and more cost-effective coordination of product development. Heil Tank Trailer maintained its profit level, as well as its commanding market leadership position, despite very large swings in customer orders over the past three years. In this period, orders averaged slightly over $36 million per quarter, but a then-record level of $57 million in the first quarter of 1995 gave way to a low of $10 million in the third quarter of 1995 before rising to $93 million in the final quarter of 1997. The strong focus that this has required -- on customer priorities, computer-driven custom engineering, and faster manufacturing cycles -- turned a big risk of disappointing customers into strong capabilities to support future growth.


SEGMENT EARNINGS ($ millions)

          1993                 $ 60
          1994                 $ 81
          1995                 $118
          1996                 $116
          1997                 $129


AFTER-TAX OPERATING
RETURN ON INVESTMENT (%)*

          1993                 34%
          1994                 35%
          1995                 38%
          1996                 32%
          1997                 34%

*(Acquisition adjustments have been excluded, see page 31, footnote 14 for explanation.)

                        [PHOTOGRAPH OF CYLINDER BLOCKS]

IT IS EASIER TO PLACE THESE TEXAS HYDRAULIC CYLINDER BLOCKS ON TOP OF EACH OTHER FOR A PICTURE THAN TO DESIGN, PRECISION-MACHINE, ASSEMBLE, TEST AND SHIP -- ALL TO RIGOROUS CUSTOMER SPECIFICATIONS AND WITH SHORT LEAD TIMES.


GAINS AT TEXAS HYDRAULICS, OTHER COMPANIES

Rapid growth continued at Texas Hydraulics, as profits improved 30% and have now quadrupled since 1992. While hydraulic cylinders are a mature technology, Texas Hydraulics has refused to approach this market as a commodity environment. A focus on quick-response engineering, lean manufacturing, targeted marketing efforts and empowerment of its employees has made Texas Hydraulics an exciting company. The company's motto, "Find and Fix Problems," has driven market share gains and excellent profitability.

H.E.I.L. Environmental (refuse vehicles) and Marathon Equipment (compactors and balers) continued their recovery after the industry downturn that began in the spring of 1996. The waste hauler market has undergone significant restructuring over the past two years, during which some of the larger


[PHOTO OF LEW BURNS]
LEW BURNS
President &
Chief Executive Officer
Dover Industries
companies cut back sharply on equipment orders. Both Heil Environmental and Marathon saw an upturn in the second half of 1997 and are encouraged by customer forecasts of a stronger year in 1998.

Industries' food service equipment companies, Groen (cooking equipment) and Randell (refrigeration and food preparation tables), achieved a 10% gain in sales, but profits more than doubled after a poor result in 1996. Better focus of marketing efforts, the restructuring of Groen's business, and Randell's strong emphasis on business process improvement were key contributors.

Industries' three other companies also had good results. Chief reached its highest level of profits in the `90s. Product line additions at DovaTech and Davenport, resulting from internal development and acquisitions, offer the potential for strong 1998 growth at these companies.


OUTLOOK

Dover Industries enters 1998 with strong momentum and the expectation of continued expansion of the U.S. economy, where it made 83% of its sales in 1997. All Industries' companies are planning for sales gains. If these gains are achieved, modest margin improvements are also possible as a result of the good incremental profitability of Industries' market-leading product lines.


1 Rotary Lift
  Timothy J. Sandker, President
  Products: Automotive lifts and
  alignment racks

1 Heil Trailer International
  Robert A. Foster, President
  Products: Trailerized tanks

1 Tipper Tie/Technopack
  Philip L. Tribel, President
  Products: Clip closures, packaging
  systems, netting, and wire products

1 H.E.I.L.
  Glenn M. Chambers, President
  Products: Refuse collection vehicles
  and dump bodies

1 Marathon Equipment
  Edward A. Furnari, President
  Products: Solid waste compaction, balers, and recycling equipment

2 DovaTech
  A. Patrick Cunningham, President
  Products: Bernard MIG welding, Weldcraft
  TIG welding, PlazCraft plasma cutting,
  PRC laser equipment

1 Chief Automotive Systems
  James E. Aylward, President
  Products: Auto collision measuring
  and repair systems

1 Texas Hydraulics
  Vernon E. Pontes, President
  Products: Specialty hydraulic cylinders

1 Davenport
  Donald L. Firm, President
  Products: Multi-spindle screw machines,
  benchtop machine tools, and spare parts
  and attachments

2 Randell
  Lynn L. Bay, President
  Products: Commercial refrigeration
  food service preparation and holding equipment

1 Groen
  Thomas Phillips, Jr., President
  Products: Commercial food service
  cooking equipment/industrial processing equipment

  Numbers indicate position in primary
  market served, generally North America


[GRAPHIC]

A HEIL ALUMINUM PETROLEUM TANKER FINISHING ASSEMBLY AND ABOUT TO BE SHIPPED.

DOVER DIVERSIFIED


A strong fourth quarter propelled Dover Diversified to record profits, continuing its growth into a sixth consecutive year. Seven of Diversified's eight individual companies achieved sales and profit gains.



Belvac's profit decline of $22 million was larger than expected at the start of the year, but so was the over 30% gain at the seven other companies.


BELVAC MAINTAINS EDGE DESPITE DOWNTURN

Last year's annual report noted that demand for can-necking equipment had largely been met, as most two-piece can production lines now had the equipment needed to meet their can-diameter reduction targets. Belvac came back to earth from the 1995-96 boom, downsizing its workforce and cost structure throughout the year. Order patterns resulted in a shipment bulge in the fourth quarter, but the overall book-to-bill ratio of .95 and a year-end backlog lower than at the start of the year do not suggest growth in 1998. Belvac retained its overwhelming leadership position for can-necking and trimming equipment, has restructured itself to be quite profitable at 1997 shipment levels, and is working to expand its product lines through internal development and acquisition.


IMPROVEMENT AT HILL PHOENIX

Hill Phoenix more than doubled profits on a 6% increase in shipments. Quality, on-time delivery and production costs improved substantially and will serve as a good base for further growth in 1998. Margins, while improved, remained below levels that Hill Phoenix's three largest competitors are believed to achieve. The ownership structure of each of those companies changed in 1997, as Kysor-Warren and Tyler were acquired by Scottsman and Carrier, respectively, and Hussman is in the process of being spun off by Whitman as a public company. We looked carefully at these transactions but saw nothing that would improve Dover's stockholder value, especially in view of our expectations of further sales growth and margin improvement at Hill Phoenix.


A-C COMPRESSOR SHARPENS MARKET FOCUS

A-C Compressor continued to improve its core business. Its focus on niche markets and on business process improvement, particularly cycle times, paid further dividends. With the acquisition of Preco and Conmec, A-C has divided itself into two operating units: new compressor sales, design and manufacturing, led by Gary Walker, and aftermarket, coordinated by Tom Bell, who remains president of A-C Compressor. Preco has added a strong capability for service of compressors and of the gas or steam turbines that drive them. Conmec is noted for its "innovative genius" in reengineering and upgrading existing systems, and in designing new ones, to give the customer more capability per dollar of capital invested.

                                   [GRAPHIC]

A CUT-AWAY VIEW OF A COMPRESSOR FROM AN ALABAMA CHEMICAL PLANT THAT WAS REVAMPED AND RERATED AT A-C COMPRESSOR'S NEW CONMEC OPERATION. THIS CAPABILITY EXPANDS A-C'S PRODUCT RANGE.


[PHOTO OF JERRY W. YOCHUM]
JERRY W. YOCHUM
President &
Chief Executive Officer
Dover Diversified


The combined companies have launched programs to capitalize on the synergies in the aftermarket, which should also benefit new compressor activities by increasing A-C's ability to service its products.


RECORD RESULTS AGAIN FOR TRANTER

Tranter achieved another year of strong growth, becoming Dover Corporation's fourth largest profit producer (after Universal, Elevator and Imaje). Demand for its industrial heat transfer products -- plate and frame and Platecoil(R) heat exchangers -- was strong both in the U.S. and Europe. Its transformer radiators, used on power lines to dissipate heat generated when electricity is converted to lower voltages, also had a record year.


SEGMENT EARNINGS ($ millions)

          1993                 $ 39
          1994                 $ 67
          1995                 $ 93
          1996                 $107
          1997                 $115



AFTER-TAX OPERATING
RETURN ON INVESTMENT (%)*

          1993                 47%
          1994                 36%
          1995                 34%
          1996                 35%
          1997                 38%

*(Acquisition adjustments have been excluded, see page 31, footnote 14 for explanation.)

1 BELVAC*
   Jim Schneiders, President
   Products: Can necking, trimming
   and shaping equipment

1 TRANTER
   Jack Ditterline, President
   Products: Plate/frame and compact
   brazed heat exchangers; transformer
   radiators

1 SARGENT CONTROLS & AEROSPACE**
   Donald C. Tarquin, President
   Products: Submarine fluid controls;
   aircraft hydraulic controls; self-lubricating bearings

2 A-C COMPRESSOR
   Thomas Bell, President
   Products: Centrifugal, oil-free screw,
   and rotary compressors; turbine and
   compressor re-rate and repair

2 WAUKESHA BEARINGS
   Donald A. Fancher, President
   Products: Fluid film bearings;
   Sweeney torquing tools;
   CRL manipulators and isolators

3 HILL PHOENIX
   Ralph Coppola, President
   Products: Commercial refrigeration
   systems; refrigerated display cases

1 MARK ANDY*
   John Eulich, President
   Products: Flexographic presses

1 PATHWAY
   Robert Rabuck, President
   Products: Metal and fabric expansion
   joints, autoclaves, industrial cleaning, and environmental control equipment

1 SWF, INC.
   Brent L. Parker, President
   Products: Machinery for corrugated
   boxes and other packaging materials

  Numbers indicate position in primary
  market served, generally North America, except as noted.
  *Worldwide
  **Position for submarine fluid controls



PROGRESS AT OTHER COMPANIES

Waukesha Bearings and Sargent Controls, both of which operated in 1996 at high levels of profitability, showed further growth in 1997. Waukesha achieved significant improvement in manufacturing costs, and its record bookings and backlog support continued growth in 1998. Delayed ordering for the next nuclear submarine will impact Sargent Controls in the first half of 1998, but demand for its aircraft hydraulic controls and bearings is expected to be strong, allowing reasonable profitability and a strong second half.

Both Pathway and Mark Andy, classified in last year's annual report as "not yet," essentially doubled their profits. At Mark Andy, this resulted from reduced costs, higher shipments and new product introductions, and at Pathway, from improvements in its autoclave business and from the acquisition of L&E Manufacturing. Both companies see good opportunities for further gains in 1998.


OUTLOOK

Diversified's strong finish to the year, good backlog position and numerous profit improvement programs should support a strong gain in operational profits in 1998. A-C Compressor, Hill Phoenix and Tranter should be the primary drivers of this growth.


[GRAPHIC]

TURRETS ON A BELVAC DIE-NECKING MACHINE. THIS PRODUCT WAS REDESIGNED ON A MODULAR BASIS, HELPING BELVAC'S MACHINE BECOME THE OVERWHELMING FAVORITE AMONG CAN MAKERS.

DOVER RESOURCES


Dover Resources achieved record sales and profits, with the majority of its companies showing gains over already strong results in 1996.


OPW Fueling Components Group achieved a new earnings record, as the market for vapor recovery nozzles stabilized and demand for its gasoline handling equipment continued to grow. Strong demand for vapor recovery products drove OPW's earnings earlier in the `90s to its previous earnings record in 1994.

At the end of 1997, Petro Vend, a maker of key control systems for commercial refueling and of underground tank probes, became part of OPW. Steve Trabilsy will direct these activities following the retirement of Doug Stewart, who led Petro Vend to a profit record in 1997. In 1997 OPW acquired technology for underground piping systems, which is the base for its new PISCES(TM) by OPW product offering.

Oilfield activity in North America strengthened in 1997, benefiting the three Resources companies that supply oil and gas production equipment. Norris, Norriseal and Alberta Oil Tool each improved profits, with a combined gain of 27%. Together they reached their highest profit level in over 10 years.

Both De-Sta-Co Industries (DSI) and Blackmer continued their product line and geographic expansion activities. Blackmer acquired Mouvex, a leading French producer of positive displacement pumps, while DSI made two smaller acquisitions of producers of automation devices. Both companies also achieved record sales and earnings levels. Recently acquired Tulsa Winch and Hydro Systems improved their profits in 1997, contributing more than had been anticipated prior to their acquisition. Both of these companies are also planning to expand through add-on acquisitions.

Duncan Parking Systems doubled its profits to a record level by becoming the preferred supplier of electronic parking meters to New York City and Los Angeles. Both cities placed large orders and



SEGMENT EARNINGS ($ millions)

          1993                $70
          1994                $84
          1995                $91
          1996                $105
          1997                $114


After-Tax Operating
Return on Investment (%)*

          1993                 32%
          1994                 36%
          1995                 32%
          1996                 34%
          1997                 33%


*(Acquisition adjustments have been excluded, see page 31, footnote 14 for explanation.)

                        [PHOTOGRAPH OF ROBOHAND GRIPPER]

DE-STA-CO INDUSTRIES DESIGNS AND MANUFACTURES SPECIAL TOOLS FOR MANUAL AND AUTOMATIC CLAMPING, GRIPPING, AND POSITIONING. A ROBOHAND (ACQUIRED IN 1996) GRIPPER IS IN THE FOREGROUND.




the installations have performed well. Further orders from these cities and other municipalities are expected in 1998. A joint venture in the development of parking system software became profitable. This capability, together with increased interest in the privatization and automation of toll-collecting, creates interesting future possibilities.

Several Resources companies met with very weak markets and suffered earnings declines - the expected outcome in cyclical businesses. Demand for tank car valves, for filtration equipment, and for CO(2) [carbon dioxide] recovery and generator equipment dropped sharply, affecting Midland, Ronningen-Petter and Wittemann, respectively. For Ronningen-Petter and Midland, orders did improve in the fourth quarter, but the outlook for Wittemann remains difficult. Its products are primarily used in soft drink and beer bottling operations in emerging economies. Wittemann expects brewers and bottlers to be very cautious during 1998.



[PHOTO OF RUDOLF HERRMANN]
RUDOLF HERRMANN
President &
Chief Executive Officer
Dover Resources

De-Sta-Co Manufacturing (DSM) also faced weaker markets for its air conditioning valves and for its manifold and tubular products. In the latter area, start-up difficulties on new products also added to the profit decline. DSM has responded aggressively with operating changes. The company is proceeding with development of production capability for air conditioning valves in Europe and in Asia. The automotive and compressor OEMs will expand their capacities in these markets, and are eager for DSM to participate in their initiatives.


STRUCTURAL CHANGES

Over the past 2 years there have been substantial structural changes in Dover Resources. Three new stand-alone businesses have been added, including Quartzdyne, a manufacturer of quartz-resonator pressure transducers used in oil drilling and production, which was acquired in early 1998. De-Sta-Co was split into two companies; Petro Vend and Stark combined with larger companies that have related product lines; IST was sold to its management; and six add-on acquisitions completed.


OUTLOOK

Dover Resources anticipates profit growth in 1998, possibly by a larger amount than was achieved in 1997. Momentum from the strong second half of last year, improved backlog, new companies, and internal profit improvement programs all will contribute.



OPW FUELING COMPONENTS' PATENTED VAPORRECOVERY GASOLINE NOZZLE SPOUT IS USED IN GASOLINE RETAIL OUTLETS WORLDWIDE.

[GRAPHIC]


1  De-Sta-Co Manufacturing*
   Bob Leisure, President
   Products: Reed valves for compressors, stamped precision components, and specialized aluminum tubular products

1  De-Sta-Co Industries
   Jon H. Simpson, President
   Products: Toggle clamps, cylinders, and workholding devices; Robohand and EOA
   Products: Robotic and automation devices

1  OPW Fueling Components
   David J. Ropp, President
   Products: Gasoline nozzles, fittings, valves, and environmental products; Petro Vend Products: Commercial key/card fuel control systems, retail service station systems, and tank level monitoring equipment

1  Blackmer
   Ray Pilch, President
   Products: Rotary positive displacement vane and eccentric pumps for fuel oil, propane, and chemicals; industrial gas compressors; vane & screw compressors; peristaltic pumps; progressing cavity pumps.

1  Midland Manufacturing
   Jerry Portis, Chairman
   Donald Rodda, President
   Products: Tank car and barge valves, safety valves, and liquid level measuring devices

1  C. Lee Cook
   David Jackson, President
   Products: Piston rings, packings for gas compressors and aerospace sealing applications; Compressor Components
   Products: Compressor rods, pistons, and repair services; Cook Manley
   Products: Compressor valves

1  Alberta Oil Tool (Canada)**
   James R. Kosh, President
   Products: Sucker rods, fittings, valves, and controls

1  Norris*
   James L. Mitchell, President
   Products: Sucker rods, couplings, well servicing equipment, polished rods

1  Ronningen-Petter*
   Peter Scovic, President
   Products:Filtration systems; RPProducts,
   Products: Bag filters and high efficiency media

1  OPW Engineered Systems
   Tom Niehaus,President
   Products: Loading arms, swivels, and sight flow indicators

1  Wittemann*
   William Geiger, President
   Products: CO2 gas generation and recovery systems, merchant CO2 and industrial refrigeration systems

1  Civacon*
   James Johnson, President
   Products: Gasoline cargo tank valves, fittings and overfill protection systems; Kamlok, Autolok, Kamvalok and ProGrip hose attachment systems; Knappco Products: Manhole/access covers and valves

   Norriseal
   Wade Wnuk, President
   Products: Process valves and instrumentation systems; Ferguson-Beauregard/ Logic Controls
   Products: Oil and gas production systems

   Tulsa Winch
   Ron Hoffman, President
   Products: Worm and planetary gear winches, speed reducers, swing drives, and wheel drives

1  Duncan Parking Systems*
   Richard Farrell, President
   Products: Parking control products and systems

1  Hydro Systems Company
   Gary E. Golub, President
   Products: Cleaning chemical proportioning and dispensing systems

1  Quartzdyne
   Roger W. Ward, President
   Products: Quartz based pressure
   transducers


   Numbers indicate position in primary
   market served, worldwide generally
   North America, except as noted.
   **Canada

DOVER ELEVATOR


Dover Elevator achieved a 6% earnings gain in 1997 despite the June sale of its European operations, which had contributed to 1996 profits.




Elevator also announced a plan to close a factory, and took a $3 million charge to cover the anticipated closing costs.


SALE OF EUROPEAN COMPANIES

Elevator's German and U.K. operations were sold to Thyssen Industries, a major force in the $3 billion European market, following Dover Elevator's analysis that they did not represent a sufficiently strong base for developing a meaningful position in Europe. Dover believes the elevator business is highly segmented on a regional basis and that Dover's size and strength in North America neither assures it of being a major factor in other world markets, nor requires it to be present everywhere. A gain of $32 million on the sale is not included in the segment results.


STRONG FIELD OPERATIONS

North American field operations (installation of new elevators and service) achieved good sales and earnings growth while providing factory operations with a record amount of new elevator work. The emphasis on weeding out unprofitable service contracts and refusing new elevator jobs at unprofitable prices continued, as did the focus on improving the training, supervision and productivity of field employees. Wages and benefits of field employees are by far the largest cost element in the elevator business, which makes "continuous productivity improvement" as important here as in any manufacturing operation. Dover Elevator is proud to have the best field organization in North America, and believes that it will be even better in 1998. An SAP enterprise software system was introduced in the western region and will be extended throughout Dover Elevator during 1998.


MANUFACTURING IMPROVEMENTS

New investments of almost $5 million in 1997 aided a production increase of 15% for the year to a new record. Average factory employment in the fourth quarter was 7% higher than in the year-earlier period, while fourth quarter shipments increased more than 20%, an indication of continued productivity gains. Elevator announced further significant investments for 1998, as its oldest production facility will be closed and its activities moved to nearby plants where floor space expansion is currently under way. This move should further reduce costs and improve customer service. Factory bookings were at a record level in 1997, up more than 10% from 1996. Oildraulic(TM) elevator production and bookings set records by a wide margin.


INTERNATIONAL CHANGES

The European sale and continued difficulty in expanding bookings in Asia led to a downsizing of employment and cost structures during the second half of the year. Elevator will continue to pursue the Asian markets, which have great long-term growth potential. The current financial turmoil in these economies, however, will not impact Elevator significantly -- a perverse reward for not yet having achieved a significant presence.

                           [PHOTOGRAPH OF ACTUATORS]

ACTUATORS FOR HYDRAULIC PUMPS USED IN DOVER OILDRAULIC(TM) ELEVATORS. DOVER IS THE LARGEST FACTOR IN THE NORTH AMERICAN MARKET FOR THESE LOW-RISE ELEVATORS.


[PHOTO OF NIGEL P. DAVIS]
NIGEL P. DAVIS
President &
Chief Executive Officer
Dover Elevator International



OUTLOOK

The U.S. real estate market ended 1997 in very good condition. It was the sixth consecutive year of growth, but without the speculative overbuilding of the early `70s or late `80s. Interest rates remain low, vacancy rates are much improved, and the value of existing buildings is increasing, even as the elevators within them age. This is a healthy climate for Dover Elevator, which expects to achieve record earnings in 1998.



DOVER ELEVATOR INTERNATIONAL
   Nigel Davis, President
   Gary Bailey, Steve Bailey, VPs, Eastern  Marketing Group
   Buzz Dana, VP Pacific/Canadian  Marketing Group
   Paul Nickel, VP, Finance

   Dover is North America's largest new elevator company, and second in total sales, including service.



SEGMENT EARNINGS ($ millions)

          1993                 $56
          1994                 $58 $46*
          1995                 $63 $32*
          1996                 $88
          1997                 $93

* Including special charges


AFTER-TAX OPERATING RETURN
ON INVESTMENT (%)*

          1993                 25%
          1994                 26% 21%*
          1995                 28% 14%*
          1996                 34%
          1997                 32%

* Including special charges

*(Acquisition adjustments have been excluded, see page 31, footnote 14 for explanation.)

Dover Corporation and Subsidiaries
SALES AND OPERATING PROFIT BY MARKET SEGMENT
(in thousands)

For the Years Ended December 31,          1997            1996            1995            1994             1993            1992
---------------------------------      -----------     -----------     -----------     -----------     -----------     -----------
Sales to unaffiliated customers:
   Dover Technologies                  $ 1,300,503     $   993,326     $   873,505     $   603,068     $   488,248     $   458,603
   Dover Industries                        859,778         846,866         798,173         691,342         501,364         357,054
   Dover Diversified                       767,194         730,074         672,503         472,706         244,597         225,771
   Dover Resources                         745,429         648,546         583,727         525,971         472,643         439,389
   Dover Elevator International            880,258         862,139         822,833         793,559         777,720         791,099
   Intramarket sales                        (5,506)         (4,667)         (4,864)         (1,370)           (644)           (336)
                                       -----------     -----------     -----------     -----------     -----------     -----------
      Consolidated total               $ 4,547,656     $ 4,076,284     $ 3,745,877     $ 3,085,276     $ 2,483,928     $ 2,271,580
                                       ===========     ===========     ===========     ===========     ===========     ===========
Operating profit:
   Dover Technologies                  $   195,393     $   146,341     $   133,641     $    76,205     $    41,797     $    29,793
   Dover Industries                        128,945         115,857         117,841          81,028          59,942          37,837
   Dover Diversified                       114,902         106,850          92,948          67,220          39,360          37,373
   Dover Resources                         113,538         105,394          90,745          83,979          70,290          58,594
   Dover Elevator International             92,958          87,985          31,550          46,123          56,404          59,198
   Gain on dispositions                     32,171          75,065            --              --              --              --
   Interest income, interest expense
     and general corporate
      expenses, net                        (61,071)        (48,767)        (49,614)        (47,696)        (22,251)        (22,460)
                                       -----------     -----------     -----------     -----------     -----------     -----------
      Consolidated earnings before
        taxes on income                $   616,836     $   588,725     $   417,111     $   306,859     $   245,542     $   200,335
                                       ===========     ===========     ===========     ===========     ===========     ===========
Profit margin (pretax):
   Dover Technologies                         15.0%           14.7%           15.3%           12.6%            8.6%            6.5%
   Dover Industries                           15.0            13.7            14.8            11.7            12.0            10.6
   Dover Diversified                          15.0            14.6            13.8            14.2            16.1            16.6
   Dover Resources                            15.2            16.3            15.5            16.0            14.9            13.3
   Dover Elevator International               10.6            10.2             3.8             5.8             7.3             7.5
                                       -----------     -----------     -----------     -----------     -----------     -----------
      Consolidated profit margin              13.6%           14.4%           11.1%            9.9%            9.9%            8.8%
                                       ===========     ===========     ===========     ===========     ===========     ===========
Identifiable assets at December 31:
   Dover Technologies                  $ 1,032,922     $   924,745     $   721,831     $   330,661     $   278,871     $   285,749
   Dover Industries                        598,643         613,512         591,228         541,109         485,419         302,821
   Dover Diversified                       704,591         547,341         570,269         452,074         340,072         183,262
   Dover Resources                         478,279         380,805         326,047         291,480         218,473         219,216
   Dover Elevator International            379,519         390,757         380,889         362,924         381,587         376,508
   Corporate (principally cash and
     equivalents, and marketable
       securities)                          83,570         136,219          76,387          92,389          69,267          58,568
                                       -----------     -----------     -----------     -----------     -----------     -----------
      Consolidated total               $ 3,277,524     $ 2,993,379     $ 2,666,651     $ 2,070,637     $ 1,773,689     $ 1,426,124
                                       ===========     ===========     ===========     ===========     ===========     ===========
Depreciation and amortization:
   Dover Technologies                  $    69,882     $    34,071     $    19,750     $    13,904     $    13,401     $    19,755
   Dover Industries                         28,992          27,918          26,783          25,453          20,520          17,840
   Dover Diversified                        30,188          26,857          27,141          21,948          14,837          10,756
   Dover Resources                          24,738          20,686          17,816          19,089          13,300          13,602
   Dover Elevator International             14,793          14,058          14,953          13,744          13,319          13,683
   Corporate                                 2,070           1,494           1,393           1,651           1,592           1,821
                                       -----------     -----------     -----------     -----------     -----------     -----------
      Consolidated total               $   170,663     $   125,084     $   107,836     $    95,789     $    76,969     $    77,457
                                       ===========     ===========     ===========     ===========     ===========     ===========
Capital expenditures:
   Dover Technologies                  $    42,303     $    36,001     $    18,546     $    13,425     $    11,769     $    11,665
   Dover Industries                         24,689          28,495          20,675          23,299          11,146           8,225
   Dover Diversified                        24,400          26,274          31,299          19,419           4,802           5,767
   Dover Resources                          28,317          22,149          21,127          16,340          11,515          11,560
   Dover Elevator International             23,538          11,432          10,949          11,764           8,112           5,137
   Corporate                                 2,373             760              72             226             188              87
                                       -----------     -----------     -----------     -----------     -----------     -----------
      Consolidated total               $   145,620     $   125,111     $   102,668     $    84,473     $    47,532     $    42,441
                                       ===========     ===========     ===========     ===========     ===========     ===========

Dover Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands except per share figures)


Years ended December 31,                           1997            1996            1995
--------------------------------------         -----------     -----------     -----------
Net sales                                      $ 4,547,656     $ 4,076,284     $ 3,745,877
Cost of sales                                    2,975,920       2,709,652       2,564,344
                                               -----------     -----------     -----------
   Gross profit                                  1,571,736       1,366,632       1,181,533
Selling and administrative expenses                959,067         827,958         743,133
                                               -----------     -----------     -----------
   Operating profit                                612,669         538,674         438,400
                                               -----------     -----------     -----------
Other deductions (income):
   Interest expense                                 46,888          41,977          40,113
   Interest income                                  (9,918)        (18,503)        (20,060)
   All other, net                                  (41,137)        (73,525)          1,236
                                               -----------     -----------     -----------
   Total                                            (4,167)        (50,051)         21,289
                                               -----------     -----------     -----------
   Earnings before taxes on income                 616,836         588,725         417,111
Federal and other taxes on income                  211,405         198,502         138,800
                                               -----------     -----------     -----------
   Net earnings                                $   405,431     $   390,223     $   278,311
                                               ===========     ===========     ===========

Basic earnings per common share                $      1.82     $      1.72     $      1.23
                                               -----------     -----------     -----------
Basic weighted average shares outstanding          223,181         226,524         226,906
                                               -----------     -----------     -----------

Diluted earnings per common share              $      1.79     $      1.69     $      1.22
                                               -----------     -----------     -----------
Diluted weighted average shares outstanding        226,815         230,518         227,815
                                               -----------     -----------     -----------

See Notes to Consolidated Financial Statements.



Dover Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands except per share figures)

Years ended December 31,                                          1997          1996          1995
------------------------------------------------------------   ----------    ----------    ----------
Balance at beginning of year                                   $1,470,009    $1,152,187    $1,268,114
Net earnings                                                      405,431       390,223       278,311
                                                               ----------    ----------    ----------
                                                                1,875,440     1,542,410     1,546,425
Deductions:
     Stock split                                                   91,757          --          56,793
     Treasury stock retired                                          --            --         273,900
     Common stock cash dividends of $.36 per share ($.32 in
        1996; $.28 in 1995)                                        80,347        72,401        63,545
                                                               ----------    ----------    ----------
Balance at end of year                                         $1,703,336    $1,470,009    $1,152,187
                                                               ==========    ==========    ==========



See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share figures)

December 31,                                                                      1997           1996
----------------------------------------------------------                    -----------     ----------
ASSETS
   CURRENT ASSETS:
      Cash and cash equivalents                                               $   124,780     $  199,956
      Marketable securities, at market                                             21,929         17,839
      Receivables (less allowance for doubtful
         accounts of $27,157 in 1997, $24,821 in 1996)                            818,293        715,495
      Inventories                                                                 562,830        499,870
      Prepaid expenses and other current assets                                    63,513         56,653
                                                                              -----------     ----------
         Total current assets                                                   1,591,345      1,489,813
                                                                              ===========     ==========
   PROPERTY, PLANT AND EQUIPMENT, AT COST:
      Land                                                                         32,341         28,625
      Buildings                                                                   288,342        254,927
      Machinery and equipment                                                     941,605        823,429
                                                                              -----------     ----------
                                                                                1,262,288      1,106,981
         Less accumulated depreciation                                            691,709        612,048
                                                                              -----------     ----------
            Net property, plant and equipment                                     570,579        494,933
                                                                              -----------     ----------
   INTANGIBLE ASSETS, NET OF AMORTIZATION                                       1,068,310        963,182
   OTHER INTANGIBLE ASSETS                                                         10,368         10,258
   OTHER ASSETS AND DEFERRED CHARGES                                               36,922         35,193
                                                                              -----------     ----------
                                                                              $ 3,277,524     $2,993,379
                                                                              ===========     ==========

LIABILITIES
   CURRENT LIABILITIES:
      Notes payable                                                           $   435,920     $  488,651
      Current maturities of long-term debt                                            897          3,754
      Accounts payable                                                            226,936        202,763
      Accrued compensation and employee benefits                                  158,815        130,598
      Accrued insurance                                                           107,818        104,916
      Other accrued expenses                                                      241,581        206,993
      Federal and other taxes on income                                            24,606          1,430
                                                                              -----------     ----------
         Total current liabilities                                              1,196,573      1,139,105
                                                                              -----------     ----------
   LONG-TERM DEBT                                                                 262,630        252,955
   DEFERRED INCOME TAXES                                                           40,458         54,068
   OTHER DEFERRALS (PRINCIPALLY COMPENSATION)                                      74,279         57,548

STOCKHOLDERS' EQUITY
   CAPITAL STOCK:
      Preferred, $100 par value per share
         Authorized 100,000 shares; issued none                                        --             --
      Common, $1 par value per share
         Authorized 500,000,000 shares; issued 234,507,373
         in 1997, (116,858,326 shares in 1996)                                    234,507        116,858
   ADDITIONAL PAID-IN CAPITAL                                                         658         13,818
   CUMULATIVE TRANSLATION ADJUSTMENTS                                             (37,895)         1,900
   UNREALIZED HOLDING GAINS                                                         5,790          3,663
   RETAINED EARNINGS                                                            1,703,336      1,470,009
                                                                              -----------     ----------
                                                                                1,906,396      1,606,248
         Less common stock in treasury, at cost,
            11,911,594 shares (4,328,190 shares in 1996)                          202,812        116,545
                                                                              -----------     ----------
               Net stockholders' equity                                         1,703,584      1,489,703
                                                                              -----------     ----------
                                                                              $ 3,277,524     $2,993,379
                                                                              ===========     ==========

See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
increase (decrease) in cash and cash equivalents (in thousands)


Years ended December 31,                                                         1997         1996          1995
--------------------------------------------------------------------------    ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                               $ 405,431     $ 390,223     $ 278,311
                                                                              ---------     ---------     ---------
   Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization                                             170,663       125,084       107,836
      Provision for losses on accounts receivable                                10,167         9,491         9,616
      Net increase (decrease) in LIFO reserve                                       617           356         4,647
      Deferred income taxes                                                     (15,199)        1,043       (13,688)
      Loss (gain) on sale of property and equipment                              (1,352)          372          (219)
      Increase (decrease) in deferred compensation                               17,871         2,048         7,538
      Acquisition inventory premium write-off                                     9,202         4,065        11,656
      Gain on sale of businesses and certain assets                             (21,301)      (79,245)       (1,900)
      Other, net                                                                (23,733)       (3,048)      (18,026)
      Changes in assets and liabilities (excluding effects of
           acquisitions and dispositions):
         Decrease (increase) in accounts receivable                            (112,014)       (5,366)      (84,212)
         Decrease (increase) in inventories excluding LIFO reserve              (44,380)       10,555       (69,454)
         Decrease (increase) in prepaid expenses                                 (6,195)       (6,003)           54
         Decrease (increase) in other assets                                     (5,995)        3,562       (13,150)
         Increase (decrease) in accounts payable                                 22,335         3,133        25,939
         Increase (decrease) in accrued expenses                                 38,854       (14,618)       53,845
         Increase (decrease) in federal and other taxes on income                17,274       (30,202)        4,779
                                                                              ---------     ---------     ---------
            Total adjustments                                                    56,814        21,227        25,261
                                                                              ---------     ---------     ---------
      Net cash provided by operating activities                                 462,245       411,450       303,572
                                                                              ---------     ---------     ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
   Net sale (purchase) of marketable securities                                   1,701         8,884        31,524
   Proceeds from sale of property and equipment                                  13,923         5,412        16,556
   Additions to property, plant and equipment (includes rental equipment:
      $217 in 1997, $406 in 1996 and $1,149 in 1995)                           (145,837)     (125,517)     (103,817)
   Acquisitions (net of cash and cash equivalents: $6,689 in 1997,
      $2,090 in 1996 and $32,840 in 1995)                                      (251,754)     (264,624)     (297,427)
   Proceeds from sale of businesses                                              67,736       105,838         5,000
   Purchase of treasury stock (3,255 shares in 1997, 2,872 shares in 1996
      and 498 shares in 1995)                                                   (86,267)      (62,815)       (7,601)
                                                                              ---------     ---------     ---------
      Net cash used in investing activities                                    (400,498)     (332,822)     (355,765)
                                                                              ---------     ---------     ---------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
   Increase (decrease) in notes payable                                         (55,208)       66,703       153,853
   Reduction of long-term debt                                                   (6,782)       (3,344)     (266,447)
   Proceeds from long-term debt                                                   1,088           268       250,211
   Proceeds from exercise of stock options                                       13,022         7,446         9,944
   Proceeds from sale (repurchases) of lease receivables                         (2,672)       (1,500)          750
   Cash dividends to stockholders                                               (80,347)      (72,401)      (63,545)
                                                                              ---------     ---------     ---------
      Net cash from (used in) financing activities                             (130,899)       (2,828)       84,766
                                                                              ---------     ---------     ---------
   Effect of exchange rates on cash                                              (6,024)        2,458        (1,179)
                                                                              ---------     ---------     ---------
   Net increase (decrease) in cash and cash equivalents                         (75,176)       78,258        31,394
   Cash and cash equivalents at beginning of year                               199,956       121,698        90,304
                                                                              ---------     ---------     ---------
   Cash and cash equivalents at end of year                                   $ 124,780     $ 199,956     $ 121,698
                                                                              =========     =========     =========

SUPPLEMENTAL INFORMATION, CASH PAID DURING THE PERIOD FOR:
      Income taxes                                                            $ 213,789     $ 227,077     $ 147,439
      Interest                                                                   47,184        41,967        32,669
-------------------------------------------------------------------------     ---------     ---------     ---------


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995



1.   DESCRIPTION OF BUSINESS AND SUMMARY
     OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is a multinational, diversified manufacturing corporation comprised of over 45 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. The Company groups its products and services into five segments, along management reporting lines, as set forth in the tables shown on page 22. A description of the products manufactured and services performed by each of the five segments is given on pages 8 through 21.

   The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

A. CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisition.

   In conformity with the Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation," the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1997 and 1996 in the cumulative translation adjustments shown on the balance sheets follows:

(in thousands)                     1997         1996
                                 --------     -------
Balance at beginning of year     $  1,900     $ 2,268
Aggregate adjustment for year     (39,795)       (368)
                                 --------     -------
Balance at end of year           $(37,895)    $ 1,900
                                 ========     =======

B. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. INVENTORIES: Approximately 44% of net inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value.

   Inventory of foreign subsidiaries and inventory of some recently acquired domestic companies is stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market.

   The remaining inventory principally represents the sum of actual production and erection costs incurred to date on uncompleted elevator installation contracts plus a percentage of estimated profit (where applicable) reduced by progress billings. The net amounts so reflected in the balance sheets are not considered material.

D. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements of existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred.

   When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and gain or loss realized on disposition is reflected in earnings.

   Plant and equipment is generally depreciated based upon accelerated methods, utilizing estimated useful property lives, for both accounting and tax purposes.

   Depreciation expense in 1997 was $108,645,000 compared with $86,909,000 in 1996 and $70,125,000 in 1995.

E. INTANGIBLE ASSETS: Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, service contracts and covenants not to compete. Goodwill is being amortized on a straight-line basis, generally over a period of 40 years; the remaining amortization is based on estimated useful lives which range from 3 to 20 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company periodically evaluates the recoverability of goodwill and other long-lived assets including their relation to the operating performance and future undiscounted net cash flows of the related business. In accordance with SFAS 121, impairment losses are recognized when warranted.

   Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.

   Goodwill, net of amortization, aggregated $839,399,000 at December 31, 1997 and $749,592,000 at December 31, 1996.

F. REVENUE RECOGNITION: Revenue is generally recognized as products are shipped or services rendered, however, substantially all of the Company's income from elevator installation contracts (which is less than 10% of the Company's total revenue) is recorded on the percentage-of-completion method. Under this method contract revenue is recognized as costs are accrued using estimated gross profit percentages.

G. INCOME TAXES: The provision for income taxes includes Federal, state, local and foreign taxes.

   Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $3,542,000 from January 1 to June 30, 1995, (when the credit expired). The credit was reinstated during 1996 and aggregated $3,127,000 for the reinstated second half of 1996. The full year 1997 credit aggregated $5,105,000. Research and experimentation expenditures charged to earnings amounted to $114,392,000 in 1997, $98,857,000 in 1996 and
$94,372,000 in 1995.

   Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

H. CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

I. SELF INSURANCE: The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, health and welfare claims, business interruption resulting from certain events and comprehensive general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

J. MARKETABLE SECURITIES: In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," trading securities are reported at fair value with unrealized gains and losses recognized in earnings, and available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding gains (losses)" included in stockholders' equity.

   The Company did not hold any trading securities at December 31, 1997 or December 31, 1996. The net realized gains for the years ended December 31, 1997, 1996 and 1995 were $1,995,000, $5,600,000 and $2,140,000, respectively. As of
December 31, 1997 and 1996 available-for-sale securities totaled $21,929,000 and $17,839,000 respectively, with related gross unrealized gains of $5,790,000 and $3,663,000 respectively, and consisted of investments in certain mutual funds which invest primarily in equity securities. In each of the above mentioned three years, gains and losses were determined using average cost.

K. NEW ACCOUNTING PRONOUNCEMENTS: In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The disclosure requirements under this Standard affected the Company for the first time in 1996 for all of its stock options granted after December 15, 1994. The Statement allows alternative accounting methods and the Company has chosen to account for stock options as in the past under Accounting Principles Board Opinion No. 25. In addition, the Company has disclosed certain pro forma information required by the Statement.

   In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (EPS). In accordance therewith, the Company has disclosed both basic and diluted EPS. Net earnings as reported was used in computing both basic EPS and diluted EPS without further adjustment. The Company does not have a complex capital structure; accordingly, the entire difference between basic weighted average shares and diluted weighted average shares results from assumed stock option exercise. The diluted EPS computation was made using the treasury stock method. Prior year diluted EPS have been presented in accordance with this statement.

   In June 1997 the FASB issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131 "Disclosures about Segments of an Enterprise and Related Information"; both are effective in 1998. The Company does not expect these Statements to have a significant effect on its current financial reporting and disclosure requirements.

2. ACQUISITIONS AND DISPOSITIONS:

1995 -- On January 2 the Company acquired all of the capital stock of Knappco Corporation. Knappco located in Kansas City, Missouri, manufactures manhole/access covers and valves for petroleum, dry-bulk and chemical transportation and storage. On March 6 the Company acquired certain assets of Margaux Inc. Margaux, based in Conyers, Georgia, is a manufacturer of commercial refrigeration systems for supermarkets. On April 11 the Company acquired all of the capital stock of Hasstech, Inc. Hasstech, located in San Diego, California, is a manufacturer of Stage II vapor recovery systems used at service stations. On May 22 the Company acquired all of the capital stock of Mark Andy, Inc. Mark Andy, located in St. Louis, Missouri, designs and manufactures printing presses utilizing narrow web flexographic covering technology for the small container market. On June 9 the Company sold 100% of the capital stock of its American Metal Ware subsidiary. On June 30 the Company acquired certain assets of the Frequency Control Products ("FCP") Division of AT&T, North Andover, Massachusetts. FCP manufactures several high-tech, high-volume oscillators utilizing unique technology. On September 29 the Company acquired 88% of the capital stock of Imaje, S.A. ("Imaje") and has since then increased this ownership to almost 100%. Imaje, based in Valance, France, is one of the world's three largest manufacturers of industrial continuous inkjet printers and specialized inks used for coding and marking products and consumables. On October 3 the Company acquired all of the stock of Trailmaster Corporation, located in Ft. Worth, Texas. Trailmaster manufactures aluminum and stainless steel tank trailers, aircraft refuelers and hydraulic head disking machines. On October 4 the Company acquired all of the stock of Hammond Engineering, Limited. Hammond, located in Enfield, U.K., manufactures rotary vane and screw compressors and hydraulic control units for the trucking industry. On November 8 the Company acquired all of the stock of GFS Manufacturing Co., Inc. GFS, located in Dover, New Hampshire, manufactures custom transformers for the industrial control and computer control industries.

   The aggregate cost of these 1995 acquisitions, including all direct costs was approximately $330,267,000 of which $224,414,000 represents goodwill and certain other long lived intangible assets which are being primarily amortized over a forty-year period. The $330,267,000 purchase price accounting cost can be reconciled to the $323,292,000 "economic cost" amount shown elsewhere in this report by considering long-term debt acquired and cash acquired on date of acquisition.

1996 -- On January 2 the Company acquired all of the stock of PRC Corporation in a stock for stock exchange. PRC, located in Landing, New Jersey, is a leading manufacturer of fast axial flow lasers, components and kits. On January 16 the Company acquired all of the stock of Light Machine Corporation. Light Machine, located in Manchester, New Hampshire, manufactures computer - aided design
(CAD), computer - aided manufacturing (CAM) software and computer numerical control (CNC) machines utilizing personal computers for educational, engineering prototyping and industrial markets. On January 23 the Company acquired 100% of the stock of Bath Scientific, Ltd. Bath, located in Melksham, England, manufactures a range of Flying Probe automatic test systems for testing high density unpopulated circuit boards. On January 31 the Company acquired all of the stock of Dow - Key Microwave Corporation. Dow - Key, located in Ventura, California, manufactures a broad range of Coaxial, RF, Microwave and Waveguide switch products for the electronics industry. On February 21 the Company acquired the assets of Robohand, Inc. Robohand, located in Monroe, Connecticut, manufactures automotion components and accessories (primarily grippers, slides, and rotary actuators) for the robotics and automated assembly markets. On February 27 the Company acquired all of the capital stock of Marte, s.r.l., located in Chiete, Italy. Marte manufactures scissor lifts used to service and repair automobiles and light and heavy industrial vehicles. On July 23 the Company acquired all of the stock of Realcold Systems, Inc. Realcold, located in Cibolo, Texas, manufactures custom industrial refrigeration installations and merchant carbon dioxide plants. On August 28 the Company acquired all of the stock of KVG Kristall - Verarbeitung Neckarbischofsheim GmbH. KVG, located in Heidelberg, Germany, manufactures high quality, high performance quartz crystal oscillators, filters and discrete crystals. On November 25 the Company acquired the assets of Everett Charles Technologies, Inc., located in Pomona, California. Everett Charles manufactures circuit board testing equipment in three market niches: spring loaded test probes, test fixtures for populated boards, and testers for bare boards. On December 16 the Company acquired the assets of Tulsa Winch, Inc. of Tulsa, Oklahoma. Tulsa Winch is a manufacturer of worm gear and planetary gear winches and speed reducers.

   On July 1 the Company sold the assets of its Dieterich Standard Division and on July 26 the Company sold the assets of its subsidiary, Measurement Systems, Inc. As a result of these transactions, the Company recorded a $75.1 million before tax gain. The operating profits of these companies, separately or in the aggregate, were not significant to the Company.

   The aggregate cost of these 1996 acquisitions, including all direct costs was approximately $266,714,000 of which $184,883,000 represents goodwill which is being amortized over a forty-year period. The $266,714,000 purchase price accounting cost can be reconciled to the $281,711,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

1997 - Effective January 1 the Company acquired all of the capital stock of SWEP Warmetauscher Austria, GmbH. This company, located near Vienna, Austria, has subsidiaries in the Czech Republic and Hungary and has been a SWEP agent for over ten years. On January 31 the Company acquired the assets of Hydro Systems Company. This Company, located in Cincinnati, Ohio, is the leading independent designer and manufacturer of proportioning and dispensing systems sold primarily to the institutional and industrial cleaning market. On February 1 the Company acquired the assets of Quarzkeramik, GmbH. This company, located south of Frankfurt, Germany, is the leading German manufacturer of oversized crystal oscillators. On February 24 the Company acquired 100% of the capital stock of Telefilter, GmbH, located in Tetlow, near Berlin, Germany. This company manufactures low-priced, high volume, SAW filters for the emerging wireless telecommunications market, mainly for subscriber applications. On March 6 the Company acquired all of the capital stock of Luther & Maelzer, GmbH. This company, located in a suburb of Hanover, Germany, manufactures test equipment used to test bare printed circuit boards. On March 16 the Company acquired all of the capital stock of Langbein and Engelbracht, GmbH and Co. Located near Dusseldorf, Germany, this company is a designer and manufacturer of air pollution control systems and specialized air handling systems. On May 22 the Company acquired the assets of Buffalo Environmental Products Corporation of Hanover, Maryland. This company manufactures flexible piping for underground service station and industrial applications. On July 1 the Company acquired (in a stock for stock exchange) 100% of the capital stock of K&K Welding Products, Inc. This company is located in Lake Zurich, Illinois, and is a low cost manufacturer of torches and consumable welding parts generally sold as component replacements. Also on July 1 the Company acquired all of the capital stock of Emmert, GmbH, located in Efringen - Kirchen, Germany. This company manufactures flexible modular punching units used primarily in the automotive industry and the sheet metal fabricating industry. On August 28 the Company acquired all of the capital stock of Sarment S.A., a French holding company, which owns 100% of the capital stock of Mouvex S.A. and Abaque Industrie, S.A., two French pump companies. Mouvex, headquartered in Paris, manufactures a comprehensive range of pumps and compressors for the transfer of both liquids and powdered products. Abaque is located in the south of France and manufactures hose pumps for general industry and for the petroleum industry. On August 29 the Company acquired the assets of ESH, Inc. This company, located in Temple, Arizona, designs and manufactures specialty printed circuit boards that are used in testing semiconductors. On September 3 the Company acquired (in a stock for stock exchange) 100% of the capital stock of Preco Turbine Services, Inc. This company is located in Houston, Texas and is primarily engaged in the repair of large steam and gas turbines for both utility and industrial based customers. On September 30 the Company acquired the assets of Conmec, Inc., located in Bethlehem, Pennsylvania. This company manufactures turbomachinery for the petrochemical and utility industries. On October 3 the Company acquired the capital stock of Star Technology Group, Inc. Headquartered in Hudson, New Hampshire, and operating under the name of "Circuitest" this company manufactures fixtures and creates software for bare circuit board testing, and performs contract service for bare board testing. On December 1 the Company acquired all of the capital stock of EOA Systems, Inc. This company located in Dallas, Texas, manufactures automation components and accessories used in conjunction with industrial robots. On December 2 the Company completed, through merger, the acquisition of all of the capital stock of Vitronics Corporation. Vitronics, located in Newmarket, New Hampshire, is engaged in designing, engineering, manufacturing and marketing state-of-the art thermal processing systems for soldering surface mount devices to printed circuit boards and cleaning of the finished assembly. On December 5 the Company acquired 100% of the capital stock of Sanger Works Factory Holdings, Inc. of Sanger, California. This company manufactures specialty corrugated packaging machinery for consumer products companies, food processors and industrial products manufacturers.

   Effective June 1 the Company sold 100% of the stock of three small elevator installation and services companies located in Germany. Effective June 30, the Company sold all of the capital stock of its U.K. elevator company, Hammond & Champness, Ltd., thus completing the divestiture of the Company's European elevator operations.

   The aggregate cost of these 1997 acquisitions, including all direct costs was approximately $258,443,000 of which $141,246,000 represents goodwill which is being amortized over a forty-year period. The $258,443,000 purchase price accounting cost can be reconciled to the $261,460,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

   All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisitions.

   During January and early February 1998 the Company acquired four separate businesses at a cost of approximately $115 million.

3.   ACCOUNTS RECEIVABLE:

Accounts receivable include retainage which has been billed, but which is not due pursuant to retainage provisions in construction contracts until completion of performance and acceptance by the customer. This retainage aggregated $54,457,000 at December 31, 1997 and $35,663,000 at December 31, 1996.
Substantially all retained balances are collectible within one year.

4.   INVENTORIES:

Inventories, by components, are summarized as follows:

(in thousands) December 31,                1997        1996
                                         --------    --------
Raw materials                            $228,128    $165,064
Work in process                           194,638     219,729
Finished goods                            186,462     160,858
                                         --------    --------
Total                                     609,228     545,651
Less LIFO reserve                          46,398      45,781
                                         --------    --------
                                         $562,830    $499,870
                                         ========    ========

During each of the years in the two year period ended December 31, 1997, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by less than 1 cent per share in both 1997 and 1996.

5.   BANK LINES OF CREDIT:

The Company has open bank lines of credit and other bank credit agreements totaling $552,000,000 which support its commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

   Under the borrowing arrangements, the Company has generally agreed to either maintain average collected bank compensating balances or pay fees, the total of which is not material.

6. DEBT:
A summary of long-term debt follows:

(in thousands)                                     1997        1996
                                                 --------    --------
6.45% Notes due Nov. 15, 2005
   (less unamortized discount of $429)
   with an effective interest rate of 6.51%      $249,571    $249,530
Other                                              13,956       7,179
                                                 --------    --------
Total long-term debt                              263,527     256,709
Less current installments                             897       3,754
                                                 --------    --------
Long-term debt excluding current installments    $262,630    $252,955
                                                 ========    ========

Annual repayments of long-term debt in the four years following 1998 are scheduled as follows: 1999-$4,775,000, 2000-$1,984,000, 2001-$1,613,000, and
2002-$769,000.

   The notes payable shown on the balance sheets for 1997 and 1996 represent principally commercial paper. The weighted average interest rates at December 31, 1997 and 1996 were 5.5% and 5.4%, respectively.

7. CAPITAL STOCK, ADDITIONAL PAID-IN CAPITAL AND TREASURY STOCK:

The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

   On December 15, 1997, the Company effected a 2-for-1 common stock split in the form of a stock dividend. This resulted in the issuance of 117,238,546 additional shares of common stock (including 380,220 shares attributable to stock options exercised during 1997 prior to the split), the payment of $250,000 in fees, and a transfer of $25,731,904 from paid-in capital and $91,756,642 from retained earnings. All references to per share amounts throughout this report have been restated to reflect this stock split.

                                                                  Treasury Stock
                             Common Stock     Additional      ----------------------
(in thousands)               $1 Par Value   Paid-in Capital   Shares         Amount
                             ------------   ---------------   ------        --------
Balance at
   December 31, 1995           $116,563       $  6,424         2,893        $ 53,730
Stock options exercised             291          7,155            36*          1,607
Treasury stock purchased           --             --           1,400          61,208
Stock issued                          4            239          --              --
                               --------       --------        ------        --------
Balance at
   December 31, 1996           $116,858       $ 13,818         4,329        $116,545

Stock split                     116,858        (25,731)        4,329            --
Stock options exercised             781         12,241            72*          1,960
Treasury stock purchased           --             --           3,182          84,307
Stock issued                         10            330          --              --
                               --------       --------        ------        --------
Balance at
   December 31, 1997           $234,507       $    658        11,912        $202,812
                               ========       ========        ======        ========

* Shares received as consideration for exercise price.

During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. On November 7, 1996, the Board of Directors amended the original Plan by changing some of its features and extending the Plan to November 2006.

8. STOCK OPTION AND PERFORMANCE INCENTIVE PROGRAM

     (Adjusted for 2-for-1 stock split):

On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 4,800,000 (unadjusted) shares was reserved for grant to key personnel until January 30, 1994. This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 1997. On April 28, 1987, the stockholders approved an amendment to permit the grant or exercise of nonqualified stock options under this plan. The stockholders also approved a cash bonus covering a portion of the option holder's income tax liability to compensate any optionee who amends his option changing its exercise from qualified to nonqualified. A nonqualified exercise reduces the Company's after-tax cost of the program. During 1996, the last of these cash bonuses were paid, $308,000 ($620,000 in 1995). At December 31, 1996 all outstanding stock options were non-qualified; accordingly, no further cash bonuses will be paid.

   On April 25, 1995, the stockholders approved an incentive stock option plan and a cash performance program to replace the expired 1984 plan and program. Under the new plan a maximum aggregate of 20 million shares was reserved for grant to key personnel until January 30, 2005.

   The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant, but is not to exceed ten years.

   Transactions in stock options (all of which vest three years after grant) under these plans are summarized as follows:

                                         Shares Under Option           Price Range
                                         -------------------          --------------
Outstanding at Jan. 1, 1996                        5,360,498          $  4.78-$14.88
   Granted                                           903,344          $        23.53
   Exercised                                        (581,528)         $  4.78-$11.43
   Canceled                                         (269,666)         $  4.78-$23.53
                                                  ----------          --------------
Outstanding at Dec. 31, 1996                       5,412,648          $  6.59-$23.53
                                                  ==========          ==============
Exercisable at Dec. 31, 1996
   through March 4, 2003                           2,712,998          $  6.59-$23.53
                                                  ==========          ==============
Outstanding at Jan. 1, 1997                        5,412,648          $  6.59-$23.53
   Granted                                           961,544          $        24.87
   Exercised                                        (780,921)         $  6.59-$14.88
   Canceled                                          (88,618)         $  9.62-$24.72
                                                  ----------          --------------
Outstanding at Dec. 31, 1997                       5,504,653          $  6.59-$23.53
                                                  ==========          ==============
Exercisable at December 31, 1997 through:
   March 3, 1998                                     162,794 shares @ $  7.62-$11.43
   February 28, 1999                                 256,626 shares @ $  7.44-$11.43
   February 28, 2000                                 350,624 shares @ $  8.68-$11.43
   February 28, 2001                                 377,632 shares @ $  9.63-$11.43
   March 6, 2002                                     455,951 shares @ $  9.68-$11.43
   March 4, 2003                                     470,718 shares @ $ 11.43
   February 27, 2004                                 517,423 shares @ $ 14.88

The Company applies APB Opinion 25 and related Interpretations in accounting for stock options; accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the stock options at grant date consistent with the method in SFAS Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated bellow:

                                     1997           1996           1995
                                 -----------    -----------    -----------
Net earnings
   As reported (`000)            $   405,431    $   390,223    $   278,311
   Pro forma (`000)                  399,044        386,330        275,789
Earnings per share - basic:
As reported                      $      1.82    $      1.72    $      1.23
   Pro forma                            1.79           1.71           1.22
Earnings per share - diluted:
As reported                             1.79           1.69           1.22
   Pro forma                            1.77           1.68           1.21
                                 -----------    -----------    -----------

The fair value of each option grant was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.06, 6.03 and 5.8 percent; dividend yield of 1.1, 1.3 and 1.5 percent; expected lives of 6 years for each year; and volatility of 17.1, 25.9 and 21.1 percent.

Additional adjustments are made for assumed cancellations and expectations that shares acquired through exercise of options are held during employment.

9.   EMPLOYEE BENEFIT PLANS:

The Company has many defined benefit and defined contribution pension plans covering substantially all employees of the Company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

   The financial statements and related disclosures reflect Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material. Pension cost and related disclosures for U.S. funded defined benefit plans for 1997, 1996 and 1995 include the following components:

(in thousands)                          1997         1996         1995
                                    --------     --------     --------
Actual return on plan assets        $ 57,824     $ 15,441     $ 55,107
Less deferred (gain) loss            (34,876)       6,476      (34,860)
                                    --------     --------     --------
Net return                            22,948       21,917       20,247
Net amortization                       2,181        3,094           69
Deduct:
   Benefits earned during year        (7,773)      (8,189)      (7,920)
   Interest accrued on projected
    benefit obligation               (14,318)     (13,363)     (12,847)
                                    --------     --------     --------
Net pension (expense) credit        $  3,038     $  3,459     $   (451)
                                    ========     ========     ========

The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the years ended December 31, 1997 and 1996 were as follows:

                                                              Funded Plans
                                                         -----------------------
(in thousands)                                              1997          1996
                                                         ---------     ---------
Plan assets at fair value                                $ 291,091     $ 247,501
                                                         ---------     ---------
Actuarial present value of benefit obligation:
   Vested                                                  170,557       167,648
   Nonvested                                                10,436         7,393
                                                         ---------     ---------
Accumulated benefit obligation                             180,993       175,041
Effect of projected future salary increases                 28,748        26,142
                                                         ---------     ---------
Projected benefit obligation                               209,741       201,183
                                                         ---------     ---------
Plan assets in excess of projected benefit obligation       81,350        46,318
Unrecognized net (gain) loss                               (39,711)       (6,436)
Unrecognized FAS 87 transition (gain)                      (14,626)      (16,306)
Unrecognized prior service cost                              4,902         5,218
                                                         ---------     ---------
Prepaid pension cost at December 31                      $  31,915     $  28,794
                                                         =========     =========

The assumptions used in determining the above were as follows: a weighted average discount rate of 7%, an average wage increase of 5% and an expected long-term rate of return on plan assets of 10%.

   Approximately 75% (70% in 1996) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.

   The Company also provides, through nonqualified plans, supplemental pension payments in excess of qualified plan limits imposed by Federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are unfunded apart from the general assets of the Company. The pension benefit obligation and pension expense under these plans follow:

(in thousands)                      1997        1996       1995
-----------------------------------------------------------------
Pension benefit obligation       $20,175     $14,509    $12,143
Pension expense                    3,928       2,089      2,404
-----------------------------------------------------------------


For measurement purposes a discount rate of 8% was used together with an average wage increase of 6%.

   Pension cost for all plans was $40,700,000 for 1997, $37,044,000 for 1996 and $36,719,000 for 1995.

   In addition to the pension plans described above, certain of the Company's subsidiaries sponsor twelve separate health care plans for retirees which provide medical coverage and/or life insurance. None of these plans is funded. The financial statements and related disclosures reflect Statement of Financial Accounting Standards No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions," for these plans.

   The following table details the amounts recognized in the Company's Consolidated Balance Sheet at December 31 of each year:

(in thousands)                                      1997       1996
                                                  -------    -------
Accumulated postretirement benefit obligation:
   Retirees                                       $15,476    $15,795
   Fully eligible active plan participants         10,015      9,457
   Unamortized gain                                 2,684      2,936
                                                  -------    -------
   Accrued postretirement benefit cost
    included in accrued liabilities               $28,175    $28,188
                                                  =======    =======


Net postretirement benefit cost for 1997, 1996 and 1995 included the following components:

(in thousands)                           1997        1996        1995
                                       -------     -------     -------
   Service cost                        $   513     $   448     $   483
   Interest cost                         1,606       1,634       1,773
   Gain on settlement                     (144)       --          --
   Amortization gain                       (96)       (277)       (253)
                                       -------     -------     -------
   Net postretirement benefit costs    $ 1,879     $ 1,805     $ 2,003
                                       =======     =======     =======

For measurement purposes a discount rate of 7% was used for the plan liability and rates from 3% to 15% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 1998; the rates were assumed to decrease gradually to 5% by the year 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $1,272,000 and the net postretirement benefit cost for 1997 by approximately $161,000.


10.  TAXES ON INCOME:

Total income taxes for the years ended December 31, 1997, 1996 and 1995 were allocated as follows:

(in thousands)                               1997          1996          1995
                                          ---------     ---------     ---------
Income from continuing operations         $ 211,405     $ 198,502     $ 138,800
Stockholders' equity, for compensation
 expense for tax purposes in excess of
 amounts recognized for financial
 reporting purposes                          (4,999)       (3,009)       (3,285)
                                          ---------     ---------     ---------
                                          $ 206,406     $ 195,493     $ 135,515
                                          =========     =========     =========

Income taxes have been based on the following components of earnings before taxes on income.

(in thousands)        1997        1996        1995
                  --------    --------    --------
Domestic          $479,244    $498,156    $374,911
Foreign            137,592      90,569      42,200
                  --------    --------    --------
                  $616,836    $588,725    $417,111
                  ========    ========    ========

Income tax expense (benefit) is made up of the following components:

(in thousands)           1997          1996          1995
                      ---------     ---------     ---------
Current:
   U.S. Federal       $ 167,093     $ 159,229     $ 117,911
   State and local       11,868        11,852        10,331
   Foreign               47,643        26,378        24,246
                      ---------     ---------     ---------
Total current           226,604       197,459       152,488
                      =========     =========     =========
Deferred:
   U.S. Federal         (14,417)       (6,608)       (1,609)
   State and local          544         3,220        (2,671)
   Foreign               (1,326)        4,431        (9,408)
                      ---------     ---------     ---------
Total deferred          (15,199)        1,043       (13,688)
                      =========     =========     =========
Total expense         $ 211,405     $ 198,502     $ 138,800
                      =========     =========     =========

The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% follow:

                                                 1997        1996        1995
                                                ------      ------      ------
U.S. Federal income tax rate                      35.0%       35.0%       35.0%
State and local taxes, net of Federal income
tax benefit                                        1.3         1.7         1.2
R&E tax credits                                    (.8)        (.9)        (.3)
FSC benefit                                       (2.3)       (2.2)       (3.4)
Foreign tax credits & benefits                     (.9)        (.1)        (.4)
Non tax deductible items                           3.8         1.0         2.4
Miscellaneous items                               (1.8)        (.8)       (1.2)
                                                ------      ------      ------
   Effective rate                                 34.3%       33.7%       33.3%
                                                ======      ======      ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:

(in thousands)                                              1997         1996
                                                          --------      -------
DEFERRED TAX ASSETS:
Accrued insurance                                         $  31,196     $  30,251

Accrued compensation, principally postretirement
benefits, and compensated absences                           34,237        23,876

Accrued expenses, principally for disposition of
businesses, interest and warranty                            15,819        12,826

Inventories, principally due to reserves for financial
reporting purposes and capitalization for tax purposes       12,542         9,777

Accounts receivable, principally due to allowance
for doubtful accounts                                         6,720         6,216

Other                                                           515           790
                                                          ---------     ---------
Total gross deferred tax assets                             101,029        83,736
                                                          =========     =========

DEFERRED TAX LIABILITIES:
Accounts receivable, principally due to retainage
and accrual acceptance on elevator contracts                (54,380)      (44,660)

Plant and equipment, principally due to
differences in depreciation                                 (19,718)      (22,317)

Intangible assets, principally due to different tax
and financial reporting bases                               (52,658)      (52,118)

Prepaid expenses, principally due to
overfunded pension plans                                    (12,728)       (7,718)
                                                          ---------     ---------
Total gross deferred tax liabilities                       (139,484)     (126,813)
                                                          =========     =========
Net deferred tax liability                                  (38,455)      (43,077)
                                                          ---------     ---------
Net current deferred tax asset                                2,003        10,991
                                                          ---------     ---------
Net non-current deferred tax liability                    $ (40,458)    $ (54,068)
                                                          ---------     ---------


11.RENTAL AND LEASE INFORMATION:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $33,348,000, $33,248,000 and $27,353,000 for 1997, 1996 and 1995, respectively. Contingent rentals under the operating leases were not significant.

   Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $109 million as of December 31, 1997 and are payable as follows (in millions): 1998 -- $26.8; 1999 -- $21.5; 2000 --
$14.2; 2001 -- $10.7; 2002 -- $7.6; and after 2003 -- $28.1.


12.CONTINGENCIES:

Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies, and appropriate reserves have been established.

   With respect to federal income taxes, all years prior to 1990 have been closed. During 1994, the Internal Revenue Service (IRS) completed its examination of the Company's 1990 and 1991 Federal income tax returns and has proposed additional taxes aggregating $36.2 million plus interest, which action is being vigorously contested by the Company. If ultimately the Company must pay certain of these additional taxes, such taxes will be recovered in future years. During 1996 the IRS completed its examination of the Company's 1992 and 1993 Federal income tax returns and has proposed additional taxes and penalties aggregating $18.6 million plus interest which action is being vigorously contested by the Company. The IRS is currently examining the Company's 1994 and 1995 Federal income tax returns.

   The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position, results of operations or cash flows.


13.DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments, and that the carrying amount of marketable securities is stated at fair value. In addition, the Company believes the long-term debt approximates fair value because present long-term interest rates approximate the Company's actual interest rates.


14.OPERATING RETURN ON OPERATING INVESTMENT (Unaudited):

When companies are acquired, Dover's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

   These asset values and charges to income are also reflected in the computation of Dover's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, Dover does not include these asset values or cost in the calculation of "Operating Return on Investment" as shown in the unaudited charts on pages 2, 9, 11, 15, 17 and 21. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

15.INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS:

(in thousands) For the Years Ended December 31,         1997              1996              1995
                                                    -----------       -----------       -----------
Sales to unaffiliated customers:
   United States                                    $ 3,610,991       $ 3,258,497       $ 3,012,837
   Europe                                               633,632           530,421           508,826
   Canada, Far East, Pacific, other                     303,033           287,366           224,214
Transfers between geographic areas:
   United States                                        221,724           175,185           203,953
   Europe                                               182,099            93,938            53,008
   Canada, Far East, Pacific, other                       5,059             2,165             1,096
   Eliminations                                        (408,882)         (271,288)         (258,057)
                                                    -----------       -----------       -----------
      Consolidated Sales                            $ 4,547,656       $ 4,076,284       $ 3,745,877
                                                    ===========       ===========       ===========
Operating Profit:
   United States                                    $   544,370       $   471,508       $   412,506
   Europe                                                81,526            73,269            42,846
   Canada, Far East, Pacific, other                      19,890            17,650            11,373
                                                    -----------       -----------       -----------
     Subtotal (excludes corporate &
        dispositions)                                   645,786           562,427           466,725
   Gain on dispositions                                  32,121            75,065              --
   Interest income, interest expense and
     General corporate expenses, net                    (61,071)          (48,767)          (49,614)
                                                    -----------       -----------       -----------
      Consolidated total                            $   616,836       $   588,725       $   417,111
                                                    ===========       ===========       ===========
Identifiable assets at December 31,
   United States                                    $ 2,507,777       $ 2,176,500       $ 1,894,862
   Europe                                               622,089           610,088           585,128
   Canada, Far East, Pacific, other                      64,088            70,572           110,274
                                                    -----------       -----------       -----------
     Subtotal (excludes corporate)                  $ 3,193,954       $ 2,857,160       $ 2,590,264
   Corporate                                             83,570           136,219            76,387
                                                    -----------       -----------       -----------
      Consolidated total                            $ 3,277,524       $ 2,993,379       $ 2,666,651
                                                    ===========       ===========       ===========

Export sales as a percentage of United
     States sales                                            25%               25%               26%
                                                    -----------       -----------       -----------


(in thousands) For the Years Ended December 31,          1994              1993              1992
                                                     -----------       -----------       -----------
Sales to unaffiliated customers:
   United States                                     $ 2,561,107       $ 2,093,354       $ 1,884,051
   Europe                                                342,320           252,297           264,546
   Canada, Far East, Pacific, other                      181,849           138,277           122,983
Transfers between geographic areas:
   United States                                         131,463            82,623            74,416
   Europe                                                 28,648            20,266            16,993
   Canada, Far East, Pacific, other                          905               793             1,998
   Eliminations                                         (161,016)         (103,682)          (93,407)
                                                     -----------       -----------       -----------
      Consolidated Sales                             $ 3,085,276       $ 2,483,928       $ 2,271,580
                                                     ===========       ===========       ===========
Operating Profit:
   United States                                     $   306,895       $   237,847       $   187,118
   Europe                                                 35,620            17,821            22,664
   Canada, Far East, Pacific, other                       12,040            12,125            13,013
                                                     -----------       -----------       -----------
     Subtotal (excludes corporate &
        dispositions)                                    354,555           267,793           222,795
   Gain on dispositions                                     --                --                --
   Interest income, interest expense and
     General corporate expenses, net                     (47,696)          (22,251)          (22,460)
                                                     -----------       -----------       -----------
      Consolidated total                             $   306,859       $   245,542       $   200,335
                                                     ===========       ===========       ===========
Identifiable assets at December 31,
United States                                        $ 1,604,380       $ 1,447,217       $ 1,119,072
   Europe                                                280,720           154,488           154,247
   Canada, Far East, Pacific, other                       93,147           102,717            94,237
                                                     -----------       -----------       -----------
     Subtotal (excludes corporate)                   $ 1,978,248       $ 1,704,422       $ 1,367,556
   Corporate                                              92,389            69,267            58,568
                                                     -----------       -----------       -----------
      Consolidated total                             $ 2,070,637       $ 1,773,689       $ 1,426,124
                                                     ===========       ===========       ===========

Export sales as a percentage of United
     States sales                                             22%               20%               22%
                                                     -----------       -----------       -----------

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of Dover Corporation:

We have audited the accompanying consolidated balance sheets of Dover Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, retained earnings, and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dover Corporation and subsidiaries at December 31, 1997, and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


1301 Avenue of the Americas
New York, N.Y. 10019-6013
February 6, 1998

/s/  COOPERS & LYBRAND L.L.P.
  COOPERS & LYBRAND L.L.P.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES: The Company continues to be in excellent financial condition. Despite the amount spent during 1997 on its acquisition program, $261.5 million, liquidity measures remained essentially flat when compared to 1996.

   The Company's current ratio (current assets divided by current liabilities) increased to 1.33 at December 31, 1997, compared with 1.31 at December 31, 1996. The quick ratio (current assets net of inventories, divided by current liabilities) decreased slightly to .86 at December 31, 1997, compared with .87 at December 31, 1996. Year-end working capital expressed as a percentage of sales shows an increase this year to 8.68% from the prior year's 8.64%.

   At December 31, 1997, the Company had bank lines of $552 million, which support its commercial paper. Additional bank lines of credit are available at the Company's request. The Company's commercial paper is rated A-1 by Standard & Poors and F-1 by Fitch Investor services.

   With respect to debt percentages, the general trend is downward, notwithstanding the 1997 acquisition expenditures. The net debt (notes payable plus long-term debt and current maturities of long-term debt less cash and equivalents and marketable securities) to total capital ratio decreased to 24.5% at December 31, 1997, compared with 26.2% at December 31, 1996. The Company's net debt (total debt less cash, cash equivalents and marketable securities) increased during 1997 to $552.7 million at December 31, 1997 from $527.6 million at December 31, 1996. The debt to equity ratio decreased from 35% at December 31, 1996 to 32% at year-end 1997. Long-term debt maturities for the four years 1998 to 2001 aggregate $9.3 million. Management is not aware of any potential impairment to the Company's liquidity, other than contingent liabilities as discussed in Note 12 to the Consolidated Financial Statements. The Company has examined the Year 2000 computer issue and has determined that it will not have a material impact on its business, operations or financial condition.

   Historically, capital expenditures have been financed with internally generated funds. During 1997 the entire capital expenditure program was financed internally. Internal financing is also expected to provide all of the funds for capital expenditures in 1998, which the Company believes will aggregate approximately $165 million. The Company plans to continue its acquisition program, combining external financing if necessary, with internally generated cash.

   As indicated by the Consolidated Statement of Cash Flows (page 25), net cash provided by operating activities increased by $50.8 million during 1997 (from $411.5 million in 1996 to $462.3 million in 1997). This improvement was driven by increased net earnings, increased depreciation and amortization and increased deferred compensation, which were sufficient to offset cash absorbing changes in assets and liabilities.

   Net cash used in investment activities aggregated $400.5 million in 1997 compared with $332.8 million in 1996. Major differences from year to year included increased capital expenditures and reduced proceeds from the sale of businesses.

   Net cash used in financing activities was $130.9 million in 1997 compared with only $2.8 million in 1996. The principal difference was an increase of $66.7 million in notes payable in 1996 compared to a decrease of $55.2 million in 1997; a swing of $121.9 million.

   At December 31, 1997, the Company's net property, plant, and equipment amounted to $570.6 million compared with $494.9 million at the end of the preceding year. Capital expenditures, which exceeded depreciation by $37 million, and acquisitions net of business divestitures accounted for the increase. Intangible assets, net of amortization increased by $105.1 million during 1997 principally the result of goodwill arising through acquisitions which exceeded amortization (see footnote 2 regarding 1997 acquisitions).

   The aggregate of current and deferred income tax liabilities increased from $55.5 million at the beginning of the year to $65.1 million at year end. This increase resulted primarily from income tax liabilities assumed from acquired companies.

   Retained earnings increased from $1.470 billion at the beginning of 1997 to $1.703 billion at December 31, 1997. The $233 million increase results from 1997 net earnings of $405, million, less cash and stock dividends which aggregated $172 million.

RESULTS OF OPERATIONS 1997: Results of operations are explained in detail in the stockholders' letter and operations review, pages 2 through 21.

1996 COMPARED WITH 1995: Dover Corporation's 1996 net income increased to $390 million, or $1.72 a share, including a special gain of $.22 per share from the sale of two companies -- Dieterich Standard and Measurement Systems, Inc. Sales exceeded $4 billion for the first time, rising 9% from 1995.

   Excluding the special gain, Dover's earnings grew from $1.23 per share in 1995 to $1.50, a 23% increase, marking the fourth consecutive year of per-share earnings gain of more than 20%. At $1.50 per share, Dover's earnings per shares
(EPS) have grown at a compound annual rate of more than 16% thus far in the `90s. This compares favorably with the 11% annual growth rate that Dover achieved during the decade of the 1980s.

   During the most recent five years, 1991-1996, Dover's earnings per share have grown by 23% per year. While we are proud of this accomplishment, Dover stockholders should not expect 20% earnings growth to continue indefinitely. Our goal is consistent, above-average, high quality earnings growth. We would be pleased to maintain our 1990-96 growth rate of 16% for the balance of the decade, recognizing that this will be difficult to achieve in the low-growth, low inflation environment that most economists are predicting.

DOVER TECHNOLOGIES: Dover Technologies offset the assembly equipment downturn, which was similar to those of 1985-86 and 1990-91, by successful diversification into other markets. Imaje, acquired in 1995, had record profits exceeding $50 million and provided about one third of segment earnings. The four electronic component companies -- Quadrant, K&L Microwave, TNI and Novacap -- were aided by add-on acquisitions (ATT Frequency Control, GFS, Dow-Key and KVG) and all had record profits that provided more than 20% of segment earnings.

   Considering the decline in demand for both surface mount (SM) and thru-hole assembly equipment from the cyclical peak of 1995, Universal Instruments had a surprisingly good year. Profits, although down by $35 million on a sales decline of nearly $90 million, were the second best in its history, and well above previous cyclical peaks.

   The successful introduction of its GSM-2 machine allowed Universal to retain its "best in class" position for flexible, fine-pitch placement machines in the SM market, and resulted in a modest increase in market share. Universal continues to focus its machine development on leading-edge componentry in the SM area, while continually improving the performance-to-price relationship of its thru-hole assembly products.

   Imaje, continuing to rebound from its turnaround position of 1990-91, achieved sales and earnings records and margins over 30%. Although its business was soft in Europe, where Imaje is a leader, the company achieved solid growth in Asia, the fastest growing market, where it is the leader, and in the huge U.S. market, where its share has been small. Asia and the U.S. thus represent significant growth opportunities.

   The four companies that produce components all had record earnings, as they expanded their markets through product development and strategic acquisitions. Quadrant's 1995 purchase of ATT Frequency Controls -- now called Vectron Technologies -- has been very successful. Vectron reduced costs by moving to a new plant, kept Lucent as its biggest customer, and attracted the attention of other telecommunications OEMs with its low-cost oscillator and surface acoustical wave (SAW) filter technology. Quadrant further extended its technological and market reach by acquiring KVG, a German maker of oscillators and crystals.

DOVER INDUSTRIES: The mid-year divestiture of Dieterich Standard, which provided a gain to Dover Corporation of more than $.20 per share (which is not shown in the Dover Industries numbers), adversely affected Dover Industries' second-half comparisons. The flat earnings in 1996 followed three years of very strong progress, during which earnings more than tripled, including a 45% gain in 1995.

   Rotary Lift again achieved record profits, with an increase of more than 30%, as the company continued to expand its market-leading position in the North American automotive lift market. Rotary made further manufacturing improvements to reduce costs and expand capacity. Its strategy has been to invest heavily in manufacturing equipment and systems and then to use its low-cost producer position and high levels of quality and service to increase unit volume. This strategy has proven extremely successful, with profits more than doubling in the past three years.

   DovaTech (MIG, TIG and laser welding) generated record profits in 1996, its growth accelerated by its successful first quarter acquisition of PRC, which produces a power source for laser welding and cutting equipment.

   Texas Hydraulics also set a profit record while expanding its capacity in anticipation of further potential within the hydraulic cylinder market. Tipper Tie established a new earnings record as well, with a strong performance in the U.S. and continued good results at Technopack, a German subsidiary.

   Chief Automotive increased its earnings substantially, although not to a record level, maintaining its market-leading position for auto body repair pulling equipment and expanding its capabilities in measurement equipment.

   Heil Trailer International almost matched its record profit level of 1995, despite a significantly weaker market. A capacity expansion in late 1995 and a large backlog allowed strong shipments to continue during the first half of 1996, but the pace slackened in the second half.

   After vigorous growth in 1995 that continued into early 1996, the market for solid waste handling equipment fell sharply in the year's second half. Both Heil Environmental (refuse trucks) and Marathon (compactors and balers) had sharply lower profits compared to 1995. However, each company had its second best earnings year. Heil introduced its new STARRTM waste-hauling system that provides robotic arm loading with tandem trailers to reduce lost time driving to dump sites.

DOVER DIVERSIFIED: Belvac again set sales and earnings records as a result of higher shipments of its can necking machines. Belvac had the right product at the right time when can-makers launched a massive program to reduce their consumption of high-cost aluminum, adding die-necking capability to existing can-making lines at a very rapid pace. Belvac garnered by far the largest share of this market, more than tripling its shipments of necking equipment between 1993 and 1996. The domestic demand has now been largely met and Belvac's monthly orders have trailed shipments for more than a year, as previously reported to shareholders.

   Sargent Controls and Aerospace improved its profits significantly on a sales gain of more than 20%. Strong shipments of hydraulic controls for aircraft and increased billings on submarine projects fueled the gain. Work on the Navy's new SSN23 submarine has proceeded much more smoothly than on its two predecessors.

   At A-C Compressor, the change in focus introduced by new management in the latter part of 1995 was quickly rewarded by improved profitability. Margins improved by 10 percentage points, although they have not yet recovered to A-C's historical levels. A more conservative approach to quoting and a renewed emphasis on A-C's niche strengths in the giant, worldwide compressor market depressed bookings in the early part of the year, but these recovered sharply during the second half.

   Tranter again produced record earnings, as its collaboration with SWEP, a European company acquired in 1994, continued to work well. Increased demand for SWEP's products in the U.S. and a strong year for Tranter's own product lines (Superchangers, PlateCoil, and transformer radiators) have required expansion of both European and U.S. production facilities.


DOVER RESOURCES: The average margin at the 17 Dover Resources companies, at nearly 18%, was the highest of the five Dover market segments. No single company was responsible for the major portion of the segment's $15 million profit increase, as all but three businesses improved their results.

   Both De-Sta-Co and Stark reported record profits, primarily as a result of De-Sta-Co's strength in automotive air conditioning valves and its acquisition of Robohand, and improved profitability at Stark, which also serves automotive markets. At year-end, these companies were reorganized into two units.

   Midland continued to invest in manufacturing equipment and processes to meet a cyclical spurt in demand for its valves and safety devices for railroad tank cars. A surge in tank car production that doubled customer demand over the past three years resulted in record earnings in 1996.

   OPW Engineered Systems continued its string of profit records with a 40% earnings gain on modestly higher sales. The company focused its selling efforts on more profitable product lines and continued to reduce manufacturing costs, resulting in the strong margin increase.

   Alberta Oil Tool also had record profits, taking advantage of strong demand in the Canadian "oil patch" while maintaining its commanding market shares in oilfield production equipment. In the U.S., Norris Sucker Rods set a post-oil boom profit record with stronger domestic shipments and increased exports.

   OPW Fueling Components remained Dover Resources' largest profit producer despite its second yearly profit decline from its 1994 peak. Shipments of Stage II vapor recovery nozzles continued to lag, as the EPA required fewer new areas to mandate this system for reducing air pollution.

DOVER ELEVATOR INTERNATIONAL: Profits were at their highest level since 1990, despite the soft market for new elevators and tough service competition that has persisted since the real estate crash of 1991.

   Profits increased 178% over the prior year, which was burdened by $31.9 million of non-recurring charges associated with the DEI reorganization. On an operating basis, excluding these charges, profits rose an impressive 39% on a 5% sales gain.

   Top management focused on returning to the fundamental strengths in Dover's elevator operations. A strengthened and better focused selling effort and better installation efficiency supported gains in new elevator margins, particularly in the Oildraulic(R) range, which is directed at the low-rise market segment. The improvement in new elevator profitability was attributable in part to reductions in central support overhead. New elevator operations -- sale, installation and manufacture of elevators in new buildings -- accounted for almost half of DEI's sales, and were profitable in 1996 for the first time since 1990.

Dover Corporation and Subsidiaries

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

David H. Benson+
Non-Executive Director, Dresdner
Kleinwort-Benson Group, Plc.

Magalen O. Bryant*(n)
Director of various corporations

Jean-Pierre M. Ergas(n)
Executive Vice President--Europe
Alcan Aluminum Limited

Roderick J. Fleming+
Director, Robert Fleming Holdings, Limited

John F. Fort*(n)
Director of Tyco International, Ltd.

James L. Koley+*
Chairman, Koley, Jessen, Daubman
& Rupiper, P.C.

John F. McNiff

Anthony J. Ormsby*+
Director of various corporations

Thomas L. Reece*

Gary L. Roubos*

* Members of Executive Committee
+ Members of Audit Committee
(n) Members of Compensation Committee




OFFICERS

HEADQUARTERS:
Gary L. Roubos
Chairman

Thomas L. Reece
President and Chief Executive Officer

John F. McNiff
Vice President--Finance

Robert G. Kuhbach
Vice President, General Counsel
and Secretary

Robert A. Tyre
Vice President--Corporate Development

Alfred Suesser
Controller

Dover Technologies International, Inc:
John E. Pomeroy
President and Chief Executive Officer

Dover Industries, Inc:
Lewis E. Burns
President and Chief Executive Officer

Dover Diversified, Inc:
Jerry W. Yochum
President and Chief Executive Officer

Dover Resources, Inc:
Rudolf J. Herrmann
President and Chief Executive Officer

Dover Elevator International, Inc:
Nigel P. Davis
President



STOCKHOLDER INFORMATION

TRANSFER AGENT/REGISTRAR:
Harris Trust & Savings Bank
Chicago, Illinois

Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Harris Trust at the following address:

Harris Trust & Savings Bank
311 West Monroe Street
Post Office Box 755
Chicago, Illinois 60690
(312) 461-6832 (tel.)  (312) 461-1530 (fax)

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

INDEPENDENT ACCOUNTANTS:
Coopers & Lybrand L.L.P.
New York, New York

EXECUTIVE OFFICES:
Dover Corporation
280 Park Avenue
New York, New York 10017-1292
(212) 922-1640
Internet: www.dovercorporation.com




Dover Corporation and Subsidiaries
QUARTERLY DATA
(Unaudited) (In thousands except per share figures)

                                                                                                      Common Stock
                                                                                            Cash Dividends and Market Prices
                                                                                          ------------------------------------
                Net           Gross           Net                Per Share                    Market Prices (1)      Dividends
Quarter        Sales          Profit        Earnings        Basic      Diluted              High          Low        Per Share
-------     ----------      ----------      --------      --------      --------          --------      --------     ---------

1997
FIRST       $1,008,781      $  337,867      $ 78,500      $    .35      $    .35          $  27.44      $  24.13      $.08 1/2
SECOND       1,154,011         395,075       124,915(3)        .56(3)        .55(3)          32.00         25.88       .08 1/2
THIRD        1,163,744         403,498       101,756           .46           .44             36.69         30.72       .09 1/2
FOURTH       1,221,120         435,296       100,260           .45           .45             36.31         32.56       .09 1/2
            ----------      ----------      --------      --------      --------                                      --------
            $4,547,656      $1,571,736      $405,431      $   1.82      $   1.79                                      $.36
            ==========      ==========      ========      ========      ========                                      ========

1996
First       $  999,473      $  335,197      $ 77,745      $    .34      $    .34          $  24.75      $  18.32      $.07 1/2
Second       1,023,423         348,786        87,858           .39           .39             26.57         21.94       .07 1/2
Third        1,009,388         336,405       144,323(2)        .64(2)        .61(2)          24.25         20.50       .08 1/2
Fourth       1,044,000         346,244        80,297           .35           .35             27.57         23.63       .08 1/2
            ----------      ----------      --------      --------      --------                                      --------
            $4,076,284      $1,366,632      $390,223(2)   $   1.72(2)   $   1.69(2)                                   $.32
            ==========      ==========      ========      ========      ========                                      ========

(1) As reported in the Wall Street Journal.

(2) Net earnings include $49.6 million, and per share earnings include 22 cents, respectively, representing gain from the sale of businesses.

(3) Net earnings include $23.4 million, and per share earnings include 11 cents, respectively, representing gain from the sale of businesses. Adjusted to give retroactive effect to the 2 for 1 stock split in 1997.

Dover Corporation and Subsidiaries
11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(dollars in thousands except per share figures)


                                                1997               1996               1995            1994
                                            ----------          ---------          ---------       ---------
Summary of Operations
   Net sales                                $4,547,656          4,076,284          3,745,877       3,085,276
   Cost of sales                             2,975,920          2,709,652          2,564,344       2,137,477
   Selling and administrative expenses         959,067            827,958            743,133         622,434
   Interest expense                             46,888             41,977             40,113          36,461
   Other income, net                            51,055             92,028             18,824          17,955
   Earnings before taxes                       616,836            588,725            417,111         306,859
   Income taxes                                211,405            198,502            138,800         104,486
                                            ----------          ---------          ---------       ---------
   Net earnings                             $  405,431            390,223            278,311         202,373
   % of sales                                      8.9%               9.6%               7.4%            6.6%
   Return on average equity                       23.9%(1)           25.1%(2)           25.0%           21.7%
   Net earnings per common share:
      Basic                                 $     1.71(1)            1.50(2)            1.23             .88
      Diluted                               $     1.68(1)            1.47(2)            1.22             .88
   Dividends per common share               $      .36                .32                .28             .24 1/2
                                            ----------          ---------          ---------       ---------
   Book value per common share              $     7.65               6.62               5.40            4.39
   Depreciation and amortization            $  170,663            125,084            107,836          95,789
   Capital expenditures                     $  145,620            125,111            102,668          84,473
   Acquisitions                             $  261,460            281,711            323,292         187,704
   Cash flow(4)                             $  576,094            515,307            386,147         298,162
   Weighted average number of common
     shares outstanding (`000s)                223,181            226,524            226,906         228,740
   Number of employees                          28,758             26,234             25,332          22,992
                                            ----------          ---------          ---------       ---------
Financial position at December 31
   Working capital                          $  394,772            350,708            303,312         360,916
   Net property, plant and equipment        $  570,579            494,933            423,940         342,685
   Total assets                             $3,277,524          2,993,379          2,666,651       2,070,637
   Long-term debt                           $  262,630            252,955            255,600         253,587
   Common stockholders' equity              $1,703,584          1,489,703          1,227,706         995,859
   Common shares outstanding (`000s)           222,595            225,060            227,340         226,920
                                            ----------          ---------          ---------       ---------

(1) 1997 "Return on Average Equity" and earnings per common share excludes gain from sale of businesses which amounted to 11 cents per share.

(2) 1996 "Return on Average Equity" and earnings per common share excludes gain from sale of businesses which amounted to 22 cents per share.

(3) 1992 net earnings and net earnings per common share include $565,000 and 3 cents per share, respectively, applicable to the cumulative effects of changes in accounting principles for FAS 109, "Accounting for Income Taxes" and FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

(4) Represents net earnings plus depreciation and amortization.
    Adjusted to give retroactive effect to the 2 for 1 stock splits in 1988, 1995 and 1997.



DOVER RETURN ON AVERAGE EQUITY


                1988                  21
                1989                  19
                1990                  20
                1991                  16
                1992                  16
                1993                  19
                1994                  22
                1995                  25
                1996*                 25
                1997*                 24

*Excludes sale of businesses



DOVER LONG TERM INVESTMENT (in $ millions)

                               Capital          Stock
                             Expenditures     Repurchase      Acquisitons
                1988             57               35              206
                1989             63               94
                1990             45               80              103
                1991             46               39              14
                1992             42               85              112
                1993             48               2               321
                1994             85               30              188
                1995             103              8               323
                1996             125              63              282
                1997             146              86              261

   1993            1992              1991            1990            1989            1988            1987
---------       ---------         ---------       ---------       ---------       ---------       ---------

2,483,928       2,271,580         2,195,786       2,210,345       2,120,434       1,953,754       1,588,224
1,733,256       1,601,596         1,580,051       1,516,753       1,480,880       1,363,852       1,096,612
  496,798         466,777           452,394         440,313         404,043         360,122         306,792
   22,339          20,059            23,161          30,658          29,644          21,324          15,044
   14,007          17,187            63,908          21,497          21,112          16,304          11,083
  245,542         200,335           204,088         244,118         226,979         224,760         180,859
   87,288          71,192            75,880          88,439          82,999          78,988          69,158
---------       ---------         ---------       ---------       ---------       ---------       ---------
  158,254         129,707(3)        128,208         155,679         143,980         145,772         111,701
      6.4%            5.7%              5.8%            7.0%            6.8%            7.5%            7.0%
     18.9%           15.9%             15.9%           20.3%           19.4%           20.6%           17.2%

      .69             .56(3)            .54             .64             .57             .55             .41
      .69             .56(3)            .54             .64             .57             .55             .41
      .22 1/2         .21 1/2           .20 1/2         .19             .17 1/2         .15 1/2         .13
---------       ---------         ---------       ---------       ---------       ---------       ---------
     3.80            3.53              3.52            3.29            3.00            2.85            2.54
   76,969          77,457            85,366          77,530          78,813          73,797          63,505
   47,532          42,441            46,618          44,980          62,504          56,779          40,397
  321,002         111,243            13,192         102,834            --           205,765          57,718
  235,223         207,164           213,575         233,210         222,793         219,569         175,205

  228,440         231,953           239,000         244,675         253,000         262,905         270,207
   20,445          18,827            18,898          20,461          20,049          20,412          17,592
---------       ---------         ---------       ---------       ---------       ---------       ---------

  307,846         201,641           280,902         206,748         245,755         198,038         316,116
  283,363         251,270           251,145         268,386         272,158         268,139         219,031
1,773,689       1,426,124         1,356,620       1,468,366       1,406,376       1,365,630       1,155,226
  252,065           1,230             6,317          20,955          26,691          27,773          35,134
  870,002         804,937           828,374         787,660         746,809         741,142         671,950
  228,652         228,340           235,912         239,884         248,972         260,832         265,008
---------       ---------         ---------       ---------       ---------       ---------       ---------

"FREE" CASH FLOW(A) (in $ millions)

                1988                   73
                1989                  143
                1990                  135
                1991                  119
                1992                   84
                1993                  114
                1994                  176
                1995                  172
                1996*                 259
                1997*                 263

(A) Free cash flow is operating cash generated after funding capital expenditures, working capital and dividends, but excluding acquisitions, net proceeds from dispositions and stock repurchases.
*Excludes sale of businesses



"FREE" CASH FLOW AS A PERCENTAGE OF SALES(A) (%)

                                    Annual           Three Year Moving Averge
                1988                  3.7                      5.3
                1989                  6.7                      5.4
                1990                  6.1                      5.5
                1991                  5.4                      6.1
                1992                  3.7                      5.1
                1993                  4.6                      4.6
                1994                  5.7                      4.9
                1995                  4.6                      5
                1996*                 6.3                      5.5
                1997*                 5.8                      5.6


(A) Free cash flow is operating cash generated; after funding capital expenditures, working capital, and dividends but excluding acquistions, net proceeds from dispositions and stock repurchases.

* Excludes sale of businesses


Design: Robert Webster Inc. Copy: Holcomb Associates Photographer: Enrico Ferorelli Printed on recycled paper.

[DOVER CORPORATION LOGO]
DOVER CORPORATION
280 PARK AVENUE
NEW YORK, NEW YORK  10017-1292

EXHIBIT 13

The electronic filing includes the following numeric tables which replace graphical charts contained within the 1996 Annual Report for the Dover Corporation.

Page 1: Dover Corporation's earnings per share growth for years 1988-1997. Dover Corporation's total return to investors for the years 1988-1997.

Page 2:          Dover Corporation's earnings per share for years 1992-1997.
                 Dover Corporation's earnings before interest, taxes and write-offs per basic share for years 1992-1997. Dover Corporation Return on Stockholder's Equity and after-Tax return on Investment for years 1992-1997.

Page 9:          Dover Technologies' segment earnings for the years 1993-1997.
                 Dover Technologies' after-tax operating return on investment for the years 1993-1997.

Page 11:         Dover Industries' segment earnings for the years 1993-1997.
                 Dover Industries' after-tax operating return on investment for the years 1993-1997.

Page 15:         Dover Diversified's segment earnings for the years 1993-1997.
                 Dover Diversified's after-tax operating return on investment for the years 1993-1997.

Page 17:         Dover Resources' segment earnings for the years 1993-1997.
                 Dover Resources' after-tax operating return on investment for the years 1993-1997.

Page 21: Dover Elevator International Inc.'s segment earnings for the years 1993-1997. Dover Elevator International Inc.'s after-tax operating return on investment for the years 1993-1997.

Page 36: Dover Corporation's return on average equity for the years 1988-1997. Dover Corporation's long term investment for years 1988-1997.

Page 37: Dover Corporation's free cash flow as a percentage of sales for the years 1988-1997. Dover Corporation's cash flow for years 1988-1997.

Pages 3, 4, 5, 6, 7, 9, 10, 12, 13, 15, 16, 18, 19 and 21 of the Annual Report
contain photographs that are not included in the Edgar filing. The captions, relating to these photographs, have been retained in the filing and provide sufficient descriptive detail.